IRSA Propiedades Comerciales S.A.

Unaudited condensed interim consolidated financial statements for the nine-month period ended March 31, 2018, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 128, beginning July 1, 2017.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: approved by the ordinary and extraordinary general shareholders’ meeting held on October 31, 2017, registered with the Supervisory Board of Companies on Febrary 5, 2018, under N° 2310 of Book 88, Vol. - Corporations.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 108,801,770 common shares.

Voting stock (direct and indirect equity interest): 86.34%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in (in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2018 and June 30, 2017
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.18	06.30.17
ASSETS
Non-current assets
Investment properties	8	47,316,904	35,916,882
Property, plant and equipment	9	114,957	120,536
Trading properties	10	61,568	61,600
Intangible assets	11	197,360	111,560
Investments in associates and joint ventures	7	1,040,943	791,626
Deferred income tax assets	18	57,930	59,455
Income tax and minimum presumed income tax credits		54,623	29
Trade and other receivables	13	881,282	777,818
Investments in financial assets	12	47,763	66,717
Total non-current assets		49,773,330	37,906,223
Current Assets
Inventories		25,597	22,722
Restricted assets	12	-	49,525
Income tax and minimum presumed income tax credits		45,442	1,933
Trade and other receivables	13	1,619,769	1,453,312
Investments in financial assets	12	3,462,420	1,180,249
Derivative financial instruments	12	2,876	-
Cash and cash equivalents	12	3,308,037	1,807,544
Total current assets		8,464,141	4,515,285
TOTAL ASSETS		58,237,471	42,421,508
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		33,306,037	22,145,079
Non-controlling interest		1,234,843	871,169
TOTAL SHAREHOLDERS’ EQUITY		34,540,880	23,016,248
LIABILITIES
Non-current liabilities
Trade and other payables	15	417,456	406,598
Borrowings	16	10,715,477	5,918,119
Deferred income tax liabilities	18	10,720,563	11,263,341
Provisions	17	18,332	16,509
Total non-current liabilities		21,871,828	17,604,567
Current liabilities
Trade and other payables	15	1,449,817	1,104,982
Income tax liabilities		34,532	268,957
Payroll and social security liabilities		150,264	147,095
Borrowings	16	110,246	249,868
Derivative financial instruments	12	47,727	4,950
Provisions	17	32,177	24,841
Total current liabilities		1,824,763	1,800,693
TOTAL LIABILITIES		23,696,591	19,405,260
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		58,237,471	42,421,508

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the nine and three-month periods ended March 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.18	03.31.17	03.31.18	03.31.17
Revenues from sales, rentals and services	19	3,080,870	2,494,037	1,025,202	814,420
Revenues from expenses and collective promotion fund	19	1,274,073	1,088,070	418,275	343,891
Costs	20	(1,605,220)	(1,335,519)	(546,453)	(421,073)
Gross profit		2,749,723	2,246,588	897,024	737,238
Net gain from fair value adjustments of investment properties	8	10,475,703	1,929,009	607,434	(355,746)
General and administrative expenses	20	(289,762)	(220,090)	(119,787)	(65,339)
Selling expenses	20	(202,585)	(169,024)	(73,476)	(44,608)
Other operating results, net	21	(22,712)	10,240	(8,691)	(12,421)
Profit from operations		12,710,367	3,796,723	1,302,504	259,124
Share of profit of associates and joint ventures	7	246,106	199,526	50,220	117,925
Profit from operations before financing and taxation		12,956,473	3,996,249	1,352,724	377,049
Finance income	22	314,522	177,565	143,409	43,575
Finance cost	22	(2,441,200)	(685,148)	(1,057,387)	(14,556)
Other financial results	22	1,012,350	126,164	305,173	76,191
Financial results, net		(1,114,328)	(381,419)	(608,805)	105,210
Profit before income tax		11,842,145	3,614,830	743,919	482,259
Income tax expense	18	346,614	(1,160,675)	(137,990)	(113,767)
Profit for the period		12,188,759	2,454,155	605,929	368,492
Total comprehensive income for the period		12,188,759	2,454,155	605,929	368,492
			-	-	-
Attributable to:			-	-	-
Equity holders of the parent		11,840,958	2,358,541	598,902	355,617
Non-controlling interest		347,801	95,614	7,027	12,875

Profit per share attributable to equity holders of the parent for the period:
Basic		93.97	18.71	4.75	2.82
Diluted		93.97	18.71	4.75	2.82

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	-	(19,784)	18,429,374	22,145,079	871,169	23,016,248
Comprehensive income for the period - (Profit)	-	-	-	-	-	-	-	-	11,840,958	11,840,958	347,801	12,188,759
Incorporation as result of business combination	-	-	-	-	-	-	-	-	-	-	15,522	15,522
Equity contributions of the non-controling interest	-	-	-	-	-	-	-	-	-	-	351	351
Dividends distribution in cash – Shareholders’ meeting of October 31, 2017	-	-	-	-	-	-	-	-	(680,000)	(680,000)	-	(680,000)
Reserve constitution - Shareholders’ meeting of October 31, 2017	-	-	-	-	-	-	2,270,478	-	(2,270,478)	-	-	-
Reserve reclassification- Shareholders’ meeting of October 31, 2017	-	-	-	-	(356,598)	-	356,598	-	-	-	-	-
Balance as of March 31, 2018	126,014	69,381	444,226	39,078	-	2,700,192	2,627,076	(19,784)	27,319,854	33,306,037	1,234,843	34,540,880

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2016 (recast)	126,014	69,381	444,226	39,078	-	2,700,192	-	(19,770)	16,295,496	19,654,617	775,600	20,430,217
Comprehensive income for the preiod - (Profit)	-	-	-	-	-	-	-	-	2,358,541	2,358,541	95,614	2,454,155
Reserve constitution - Shareholders’ meeting of October 31, 2016	-	-	-	-	356,598	-	-	-	(356,598)	-	-	-
Dividends distribution in cash – Shareholders’ meeting of October 31, 2016	-	-	-	-	-	-	-	-	(460,000)	(460,000)	(22,500)	(482,500)
Changes in non-controlling interest	-	-	-	-	-	-	-	(528)	-	(528)	(94)	(622)
Incorporation as result of business combination	-	-	-	-	-	-	-	-	-	-	44,959	44,959
Balance as of March 31, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	-	(20,298)	17,837,439	21,552,630	893,579	22,446,209

(1)
See Note 18 to the annual consolidated financial statements as of June 30, 2017.
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	03.31.18	03.31.17
Operating activities:
Cash generated from operations	14	2,907,678	2,083,051
Income tax paid		(526,922)	(235,030)
Net cash generated from operating activities		2,380,756	1,848,021

Investing activities:
Capital contributions in joint ventures	7	(22,726)	(1,000)
Acquisition of investment properties	8	(844,791)	(142,869)
Proceeds from sale of investment properties		-	90,720
Acquisition of property, plant and equipment	9	(10,275)	(11,601)
Advance payments		(79,760)	-
Acquisition of intangible assets	11	(41,995)	(19,786)
Acquisitions of investments in financial assets		(6,184,838)	(1,554,014)
Proceeds from investments in financial assets		4,345,043	2,387,718
Loans granted, net		(9,197)	-
Loans granted to related parties		-	(281,559)
Loans repayment received from related parties		-	307,696
Collection of financial assets interests		157,185	18,631
Acquisition of subsidiaries, net of cash acquired		(46,320)	(46,145)
Acquisitions of associates and joint ventures		-	(7,558)
Dividends received		17,551	-
Net cash (used in) generated from investing activities		(2,720,123)	740,233

Financing activities:
Issuance of non-convertible notes		2,365,003	-
Borrowings obtained		690,159	106,244
Payment of borrowings		(2,338)	(175,254)
Payments of financial leasing		(2,217)	(1,412)
Payment of non-convertible notes		-	(407,260)
Payment of dividends		(680,000)	(25,263)
Payment of dividends to non-controlling shareholders		-	(37,554)
Payment of derivative financial instruments		(174,923)	(38,975)
Proceeds from derivative financial instruments		273,220	113,950
Acquisition of non-controlling interest in subsidiaries		-	(622)
Payment of interest		(669,031)	(541,933)
Contributions of the non-controling shareholders		351	-
Short-term loans, net		(22,799)	(368)
Net cash generated / (used in) from financing activities		1,777,425	(1,008,447)

Net increase in cash and cash equivalents		1,438,058	1,579,807
Cash and cash equivalents at beginning of period	12	1,807,544	33,049
Foreign exchange gain on cash and fair value result or cash equivalents		62,435	(744)
Cash and cash equivalents at end of the period	12	3,308,037	1,612,112

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Group”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim consolidated financial statements (hereinafter, financial statements), the Group operates 333,155 square meters in 16 shopping malls, 86,495 square meters in 7 premium offices and an extensive land reserve for future commercial developments. The Group operates and holds a majority interest in a portfolio of fifteen shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building of the Patio Olmos shopping mall, in the province of Córdoba, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder and parent company is IRSA and IFIS Limited is our ultimate parent company.

These financial statements have been approved by the Board of Directors to be issued on May 7, 2018.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the annual consolidated financial statements of the Group as of June 30, 2017 prepared in accordance with International Financial Reporting Standards (IFRS) in force. Furthermore, these financial statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these financial statements according to IFRS.

These financial statements corresponding to the interim nine-month periods ended March 31, 2018 and 2017 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. The Group’s interim periods results do not necessarily reflect the proportion of the Group’s full-year results.

Under IAS 29 “financial reporting in hyperinflationary economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this financial statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

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IRSA Propiedades Comerciales S.A.

Considering the released inflation data in Argentina and the declining inflation trend in recent years, the Board of Directors is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reporting periods. However, over the last years, certain macroeconomic variables, such as payroll costs and input prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these financial statements.

2.2
 Significant accounting policies

The accounting policies applied in the presentation of these financial statements are consistent with those applied in the preparation of the information are described in Note 2 to the annual cosolidated financial statements from June 30, 2017.

2.3
Comparability of information

Balance items as of June 30, 2017 and March 31, 2017 shown in these financial statements for comparative purposes arise from financial statements then ended. Reclassifications have been made in the comparative information as of June 30, 2017 and March 31, 2017.

2.4
Use of estimates

The preparation of financial statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements as of June 30, 2017.

3.
Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

4.
Acquisitions and disposals

Acquisition of La Arena S.A.

On February 22, 2018 IRSA Propiedades Comerciales, through its subsidiary Ogden Argentina SA ("OASA"), which is controlled thorugh Entertainment Holdings S.A., has acquired a 60% interest of La Arena SA, which developed and operates the stadium known as "DIRECTV ARENA", located at kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

The price set for the transaction amounted to USD 4.2 million, of which US$ 0.8 are outstanding.

As of the date of theses financial statements, the Group is analyzing the purchase price allocation of the abovementioned acquisition.

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IRSA Propiedades Comerciales S.A.

Acquisition of plot of land La Plata

On March 23, 2018 IRSA Propiedades Comerciales S.A. has acquired, directly and indirectly, 100% of a plot of land of 78,614 sqm of surface located in Camino General Belgrano, between 514th Av., 19th Av. and 511 street, in the town of La Plata, province of Buenos Aires.

The operation was made through the purchase of 100% of the shares of the company Centro de Entretenimientos La Plata SA ("CELAP"), owner of 61.85% of the property and the direct purchase of the remaining 38.15% to non-related third parties.

The total price of the transaction was US$ 7.5 million, which have been fully paid.

The purpose of this acquisition is the future development of a mixed-use project, given that the property has characteristics for a commercial development in a high potential district.

Acquisition of plot of land in Mendoza

On March 14, 2018 the Company acquired a 1,728 sqm plot of land adjacent to Mendoza Shopping, for an amount of US$1.2 millions, which has been fully paid.

5.
Financial risk management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 4 to the consolidated financial statements as of June 30, 2017. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2017 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended March 31, 2018 and 2017. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the annual consolidated financial statements as of June 30, 2017.

The Group introduced a change in the way the CODM evaluates performance for "offices and others" and "sales and developments" segments. For those investment properties sold in our offices and others segment, their change in fair value (or realized gain) is now shown as part of the sales and developments segment The changes have affected (1) “offices and others” and “sales and developments” segments in the fiscal year ended June 30, 2017, which are related to the allocation of the realized changes in fair value of investment properties in “sales and developments” segment; and (2) “offices and others” and “financial operations and others” in the period ended March 31, 2018, changing the name of the latter to “Others” and adding the operations developed by our subsidiary Entertainment Holdings S.A.

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IRSA Propiedades Comerciales S.A.

	03.31.18
	Urban properties			Investments	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in joint ventures	Total as per statement of comprehensive income
	Shopping Centers	Offices	Sales and developments	Others

Revenues	2,695,688	350,872	63,744	1,341	3,111,645	1,274,072	(30,774)	4,354,943
Costs	(233,869)	(30,665)	(21,895)	(37,688)	(324,117)	(1,294,694)	13,591	(1,605,220)
Gross profit (loss)	2,461,819	320,207	41,849	(36,347)	2,787,528	(20,622)	(17,183)	2,749,723
Net gain from fair value changes in investment properties	9,023,311	1,414,519	243,715	-	10,681,545	-	(205,842)	10,475,703
General and administrative expenses	(228,610)	(28,630)	(26,742)	(7,726)	(291,708)	-	1,946	(289,762)
Selling expenses	(173,648)	(23,643)	(7,094)	(783)	(205,168)	-	2,583	(202,585)
Other operating results, net	(40,684)	4	(1,581)	16,765	(25,496)	-	2,784	(22,712)
Profit (Loss) from operations	11,042,188	1,682,457	250,147	(28,091)	12,946,701	(20,622)	(215,712)	12,710,367
Share in profit of associates and joint ventures (Note 7)	-	-	-	18,522	18,522	-	227,584	246,106
Profit (Loss) before financing and taxation	11,042,188	1,682,457	250,147	(9,569)	12,965,223	(20,622)	11,872	12,956,473
Investment properties	38,055,954	8,688,265	1,584,647	78,298	48,407,164	-	(1,090,260)	47,316,904
Property, plant and equipment	53,778	61,621	-	-	115,399	-	(442)	114,957
Trading properties	-	-	61,568	-	61,568	-	-	61,568
Goodwill	1,323	3,913	-	87,716	92,952	-	(5,236)	87,716
Right to receive future units under barter agreements	-	-	21,433	-	21,433	-	-	21,433
Inventories	26,196	-	-	-	26,196	-	(599)	25,597
Investments in associates and joint ventures	-	-	-	204,408	204,408	-	836,535	1,040,943
Operating assets	38,137,251	8,753,799	1,667,648	370,422	48,929,120	-	(260,002)	48,669,118

	03.31.17
	Urban properties			Investments	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in joint ventures	Total as per statement of comprehensive income
	Shopping Centers	Offices	Sales and developments	Others

Revenues	2,216,474	297,233	3,664	550	2,517,921	1,088,070	(23,884)	3,582,107
Costs	(172,272)	(20,937)	(8,359)	(39)	(201,607)	(1,144,929)	11,017	(1,335,519)
Gross profit (loss)	2,044,202	276,296	(4,695)	511	2,316,314	(56,859)	(12,867)	2,246,588
Net gain from fair value changes in investment properties	1,381,798	688,383	42,742	-	2,112,923	-	(183,914)	1,929,009
General and administrative expenses	(178,858)	(21,454)	(20,733)	(981)	(222,026)	-	1,936	(220,090)
Selling expenses	(132,639)	(27,261)	(8,047)	(2,568)	(170,515)	-	1,491	(169,024)
Other operating results, net	(34,354)	(3,634)	(2,318)	50,042	9,736	-	504	10,240
Profit (Loss) from operations	3,080,149	912,330	6,949	47,004	4,046,432	(56,859)	(192,850)	3,796,723
Share in profit of associates and joint ventures (Note 7)	-	-	-	75,393	75,393	-	124,133	199,526
Profit before Financing and Taxation	3,080,149	912,330	6,949	122,397	4,121,825	(56,859)	(68,717)	3,996,249
Investment properties	27,897,594	4,894,677	1,524,135	-	34,316,406	-	(104,410)	34,211,996
Property, plant and equipment	46,777	67,545	-	-	114,322	-	(563)	113,759
Trading properties	-	-	47,983	-	47,983	-	-	47,983
Goodwill	1,323	3,911	-	23,065	28,299	-	(5,234)	23,065
Right to receive future units under barter agreements	-	-	39,979	-	39,979	-	-	39,979
Inventories	24,846	-	-	-	24,846	-	(505)	24,341
Investments in associates	-	-	-	105,117	105,117	-	787,275	892,392
Operating assets	27,970,540	4,966,133	1,612,097	128,182	34,676,952	-	676,563	35,353,515

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IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates:

Name of the entity	% of ownership interest held by non-controlling interests		Value of Company’s interest in equity		Company’s interest in comprehensive income
	03.31.18	06.30.17	03.31.18	06.30.17	03.31.18	03.31.17
Joint ventures
Quality Invest S.A.	50%	50%	674,271	481,907	168,389	108,067
Nuevo Puerto Santa Fe S.A. (1)	50%	50%	162,264	111,908	59,195	16,066
La Rural S.A. (2)	50%	50%	114,977	113,365	14,288	56,153
Associates
Tarshop S.A. (2)	20%	20%	89,431	80,694	8,738	19,240
Others associates (3)			-	3,546	(4,504)	-
Total interests in associates and joint ventures (4)			1,040,943	791,420	246,106	199,526

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Last financial statements issued
				Share capital (nominal value)	Income for the period	Equity
Joint ventures
Quality Invest S.A.	Argentina	Real estate	105,789,342	211,579	336,778	1,340,719
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate	138,750	27,750	118,390	321,883
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1,430	76,251	187,427
Associates
Tarshop S.A. (2)	Argentina	Consumer financing	48,759,288	598,796	43,689	424,696

(1)
Nominal value per share Ps. 100.
(2)
Correspond to profit for the nine-month period ended at March 31, 2018 and 2017.
(3)
Represents other individually non-significant associates
(4)
Includes Ps. 206 as of March 31, 2017 and June 30, 2017, respectively, in relation to the equity interest in Avenida Compras disclosed under (Note 17).

Changes in the Group’s investments in associates and joint ventures for the period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	03.31.18	06.30.17
Beginning of the period / year	791,420	597,759
Profit sharing, net	246,106	152,703
Capital contributions (Note 24)	23,975	3,000
Provisioned investments offset with credits (Note 17)	958	-
Dividends distributed (Note 24)	(21,516)	(20,284)
Incorporation as result of business combination, net (i)	-	47,852
Acquisitions of companies	-	10,390
End of the period / year (4)	1,040,943	791,420

 (i) In July 2016, the Group through IRSA Propiedades Comerciales acquired 20% shareholding in Entertainment Holdings S.A (EHSA). It also acquired 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps. 53 million. As a result, the Group now holds 70% of the voting stock of EHSA. See Note 3 to the annual consolidated financial statements at June 30, 2017.

Quality Invest S.A.

On January 2015, Quality Invest S.A. (“Quality”) and the Municipality of San Martín signed an agreement for a mixed-use development, which includes, among others, the development of shopping mall, offices, apartments in the premises where the former factory of Nobleza Piccardo was located.

Quality agreed to pay $ 40 million which will be paid in two installments of $ 20 millon each. The first of these installments was acctually paid.

On June 28, 2017, Quality signed an agreement with EFESUL S.A. in order to assume as their own the obligations that the latter agreed with the Municipality of General San Martin within the framework of the aforementioned Urban Agreement. These agreement contemplates a donation in the amount of $ 15 million, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

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IRSA Propiedades Comerciales S.A.

In addition, during July 2017, Quality subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the second installment in cash was replaced by the sum of $ 71 million payable in 18 equal and consecutive monthly installments. As of the date of these financial statements, the first nine installments have been canceled, and the deadline for submission of the subdivision plan has been placed on hold by the Municipality.

Additionally, during the last quarter of 2017, a team composed by expert advisors specialized in various subjects (urban planning, traffic, environment, etc.) was formed together with the contracting of market and segment studies, with the aim of specifying the best way to develop and define the optimal mixed-use business for the property.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Shopping Centers	Office and Other rental properties	Undeveloped parcels of land	Properties under development	03.31.18	06.30.17

Fair value hierarchy	3	2	2	2
Fair value at beginning of the period / year	28,560,779	5,598,753	1,158,695	598,655	35,916,882	32,234,096
Additions	204,631	4,913	182,237	452,147	843,928	679,067
Incorporation as result of business combination (Note 14)	-	54,377	-	-	54,377	-
Capitalization of financial costs (Note 22)	-	-	-	12,532	12,532	2,310
Capitalized lease costs	12,696	3,748	-	1,290	17,734	24,798
Depreciation of capitalized lease costs (i)	(1,430)	(1,572)	-	-	(3,002)	(2,002)
Transfers	2,087	-	-	(2,087)	-	-
Transfer to trading properties	-	-	-	-	-	(13,617)
Disposals	(1,250)	-	-	-	(1,250)	(141,183)
Net gain from fair value adjustment on investment properties	8,956,369	1,177,640	243,715	97,979	10,475,703	3,133,413
Fair value at end of the period / year	37,733,882	6,837,859	1,584,647	1,160,516	47,316,904	35,916,882

(i) On March 31, 2018 the depreciation charge was included in “Costs” in the amount of Ps 3,002, in the statement of comprehensive income (Note 20).

The following amounts have been recognized in the statements of comprehensive income:

	03.31.18	06.30.17
Revenues from rental and services (Note 19)	3,018,191	2,489,830
Expenses and collective promotion fund (Note 19)	1,274,073	1,088,070
Rental and services costs (Note 20)	(1,583,282)	(1,325,556)
Net unrealized gain from fair value adjustment on investment properties	10,475,703	1,889,218
Net realized gain from fair value adjustment on investment properties	-	39,791

Valuation techniques are described in Note 10 to the financial statements as of June 30, 2017. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the tax reform described in Note 18 to these financial statements, which increased the fair value of the shopping malls.

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IRSA Propiedades Comerciales S.A.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Othes	03.31.18	06.30.17
Costs	88,627	26,541	143,931	3,154	110	262,363	238,497
Accumulated depreciation	(23,162)	(13,339)	(103,412)	(1,914)	-	(141,827)	(120,172)
Net book amount at beginning of the period / year	65,465	13,202	40,519	1,240	110	120,536	118,325
Additions	-	566	13,075	-	-	13,641	23,866
Incorporation as result of business combination (Note 14)	-	2	69	129	-	200	-
Depreciation charges (i)	(4,000)	(1,703)	(13,288)	(429)	-	(19,420)	(21,655)
Net book amount at end of the period / year	61,465	12,067	40,375	940	110	114,957	120,536
Costs	88,627	27,109	157,075	3,283	110	276,204	262,363
Accumulated depreciation	(27,162)	(15,042)	(116,700)	(2,343)	-	(161,247)	(141,827)
Net book amount at end of the period / year	61,465	12,067	40,375	940	110	114,957	120,536

(i)
 On March 31, 2018 depreciation charges were included in “Costs” in the amount of Ps. 17,104, in “General and administrative expenses” in the amount of Ps. 2,186 and in “Selling expenses“ in the amount of Ps. 130 in the statement of comprehensive income (Note 20).

10.
Trading properties

Changes in in the Group’s trading properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Completed properties	Undeveloped sites	03.31.18	06.30.17
Net book amount at beginning of the period / year	341	61,259	61,600	48,029
Transfers from intangible assets	6,127	-	6,127	12,857
Transfers from investment properties	-	-	-	13,617
Disposals (i)	(6,159)	-	(6,159)	(12,903)
Net book amount at end of the period / year	309	61,259	61,568	61,600

(i) On March 31, 2018 cost of sale of properties charges were included in “Costs”, in the statement of comprehensive income (Note 20).

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	03.31.18	06.30.17
Costs	26,375	50,479	20,873	27,560	11,861	137,148	87,844
Accumulated depreciation	-	(17,370)	(1,832)	-	(6,386)	(25,588)	(20,705)
Net book amount at beginning of the period / year	26,375	33,109	19,041	27,560	5,475	111,560	67,139
Additions	-	41,995	-	-	-	41,995	35,786
Incorporation as result of business combination (Note 14)	61,341	-	-	-	-	61,341	26,375
Transfers to trading properties	-	-	-	(6,127)	-	(6,127)	(12,857)
Amortization charge (i)	-	(6,576)	(999)	-	(3,834)	(11,409)	(4,883)
Net book amount at end of the period / year	87,716	68,528	18,042	21,433	1,641	197,360	111,560
Costs	87,716	92,474	20,873	21,433	11,861	234,357	137,148
Accumulated depreciation	-	(23,946)	(2,831)	-	(10,220)	(36,997)	(25,588)
Net book amount at end of the period / year	87,716	68,528	18,042	21,433	1,641	197,360	111,560

(i) On March 31, 2018 amortization charges were included in “Costs” in the amount of Ps. 4,079, in “General and administrative expenses” in the amount of Ps. 7,232 and in “Selling expenses“ in the amount of Ps. 98 in the statement of comprehensive income (Note 20). There are no impairment charges for any of the reported periods / years.
(ii) Corresponds to Distrito Arcos.
(iii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

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IRSA Propiedades Comerciales S.A.

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the consolidated statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 15 to the financial statements as of June 30, 2017.

Financial assets and financial liabilities as of March 31, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
March 31, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1,218,765	-	-	-	1,218,765	1,449,676	2,668,441
Investments in financial assets:
- Investment in equity public companies’s securities	-	95,194	-	-	95,194	-	95,194
- Non-convertible notes issued by related parties (Note 23 and 25)	-	308,963	-	-	308,963	-	308,963
- Mutual funds	-	691,964	-	-	691,964	-	691,964
- ETF funds	-	87,636	-	-	87,636	-	87,636
- Government bonds	-	1,851,252	-	-	1,851,252	-	1,851,252
- Non-Convertible Notes TGLT	-	-	-	475,174	475,174	-	475,174
Derivative financial instruments
- Futures contracts	-	-	2,876	-	2,876	-	2,876
Cash and cash equivalents:
- Cash at banks and on hand	91,230	-	-	-	91,230	-	91,230
- Short- term investments	-	3,216,807	-	-	3,216,807	-	3,216,807
Total	1,309,995	6,251,816	2,876	475,174	8,039,861	1,449,676	9,489,537

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 15)	654,724	-	654,724	1,212,549	1,867,273
Derivative financial instruments
- Futures contracts	-	12,795	12,795	-	12,795
- Swaps of interest rate	-	34,932	34,932	-	34,932
Borrowings (excluding finance leases liabilities) (Note 16)	10,820,308	-	10,820,308	-	10,820,308
Total	11,475,032	47,727	11,522,759	1,212,549	12,735,308

Group´s financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 31, 2017
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1,096,254	-	1,096,254	1,266,624	2,362,878
Investments in financial assets:
- Investment in equity public companies’s securities	-	157,689	157,689	-	157,689
- Non-convertible notes issued by related parties (Note 23 and 25)	-	267,365	267,365	-	267,365
- Mutual funds	-	196,016	196,016	-	196,016
- ETF funds	-	70,148	70,148	-	70,148
- Government bonds	-	555,748	555,748	-	555,748
Restringed assets (*) (Note 25)	49,525	-	49,525	-	49,525
Cash and cash equivalents:
- Cash at banks and on hand	119,705	-	119,705	-	119,705
- Short- term investments	-	1,687,839	1,687,839	-	1,687,839
Total	1,265,484	2,934,805	4,200,289	1,266,624	5,466,913

 (*) Represents cash related to the Employee Capitalization Plan.

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IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2

Liabilities as per statement of financial position
Trade and other payables (Note 15)	492,944	-	492,944	1,018,636	1,511,580
Futures contracts	-	4,950	4,950	-	4,950
Borrowings (excluding finance leases liabilities) (Note 16)	6,164,838	-	6,164,838	-	6,164,838
Total	6,657,782	4,950	6,662,732	1,018,636	7,681,368

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value.

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2017.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Money market curve; Interest curve	Level 2	-
Foreign exchange curve

Arcos del Gourmet S.A. purchase option	Discounted cash flow	Projected revenues and discount rate	Level 3	Projected income: USD 0,5MM - USD 1MM Discount rate 8,7% - 9,5%

Non-Convertible Notes - TGLT	Black & Scholes - Black & Scholes	Price and volatility of the subjacent	Level 3	Price: $13 - $16 Volatility of the subjacent: 40% - 60% Market interest rate: 6% - 7%
Market Interest rate

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

As of March 31, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

13.
Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of March 31, 2018 and June 30, 2017:

	03.31.18	06.30.17
Post-dated checks	482,326	422,984
Lease and services receivables	353,706	338,595
Averaging of scheduled rent escalation	337,113	271,747
Debtors under legal proceedings	126,972	100,808
Consumer financing receivables	16,441	15,786
Property sales receivables	14,538	5,510
Less: allowance for doubtful accounts	(167,225)	(131,583)
Total trade receivables	1,163,871	1,023,847
Advance payments	281,356	285,158
Prepayments	116,948	113,190
Other receivables from partners of joint ventures (*)	82,624	89,131
VAT receivables	65,418	45,821
Loans	34,740	20,324
Other tax receivables	16,722	8,656
Expenses to be recovered	9,934	5,226
Less: allowance for doubtful accounts	(165)	(165)
Others	3,023	6,108
Total other receivables	610,600	573,449
Related parties (Note 23)	726,580	633,834
Total current trade and other receivables	2,501,051	2,231,130
Non-current	881,282	777,818
Current	1,619,769	1,453,312
Total	2,501,051	2,231,130

 (*) Includes Ps. 78,171 and Ps. 66,711 as of March 31, 2018 and June 30, 2017, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (See Note 16)

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IRSA Propiedades Comerciales S.A.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:
	03.31.18	06.30.17
Beginning of the period / year	131,748	93,532
Additions (Note 20)	45,371	49,360
Unused amounts reversed (Note 20)	(8,494)	(8,627)
Used during the period	(1,235)	(2,517)
End of the period / year	167,390	131,748

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the Statement of Comprehensive Income (Note 20). Amounts charged to the allowance account are generally written off, when no recovery is expected.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2018 and 2017:
	Note	03.31.18	03.31.17
Net income for the period		12,188,759	2,454,155
Adjustments:
Income tax expense	18	(346,614)	1,160,675
Amortization and depreciation	20	33,831	21,190
Net gain from fair value adjustment on investment properties	8	(10,475,703)	(1,929,009)
Gain from disposal of trading properties		(55,966)	(3,173)
Directors’ fees	23	62,235	28,624
Averaging of schedule rent escalation	19	(65,366)	(57,931)
Equity incentive plan	20	5,089	8,980
Financial results, net		1,613,192	642,544
Provisions and allowances	20 y 21	55,484	47,213
Share of profit of associates and joint ventures	7	(246,106)	(199,526)
Gain resulting from the revaluation of equity interest held before the business combination		-	(44,029)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(62,435)	744
Changes in operating assets and liabilities
Increase in inventories		(2,875)	(6,139)
Decrease in trading properties		61,220	3,657
Increase in trade and other receivables		(62,625)	(221,528)
Increase in trade and other payables		215,859	184,907
Decrease in payroll and social security liabilities		(1,059)	(3,832)
Uses in provisions	17	(9,242)	(4,471)
Net cash generated from operating activities before income tax paid		2,907,678	2,083,051

	03.31.18	03.31.17
Non-cash transactions
Decrease in intangible assets through an increase in trading properties	6,127	438
Increase in investment properties through an increase in trade and other payables	16,871	-
Increase in investment properties through an increase in borrowings	12,532	-
Increase in property, plant and equipment through an increase in borrowings	3,366	-
Increase in trade and other receivables through a decrease in trading properties	905	-
Increase in trade and other receivables through a decrease in equity investments in associates and joint ventures	958	-
Decrease in trade and other receivables through an increase in equity investments in associates and joint ventures	1,249	-
Increase in equity investments in joint ventures throught a decrease in provitions	206	-
Increase in equity investments in associates through a decrease in trade and other receivables	-	2,798
Decrease in equity investments in joint ventures throught a decrease in borrowings (dividends)	3,965	-
Decrease in borrowings through a decrease in trade and other receivables (dividends)	-	8,841
Decrease in trade and other receivables through a decrease in borrowings	-	30,123
Decrease in equity investments in joint ventures through an increase in trade and others receivables	-	-
Decrease in equity through a decrease in related parties receivables	-	434,737

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IRSA Propiedades Comerciales S.A.

Balances incorporated as result of business combination

	31.03.18 (*)	03.31.17
Investments in joint ventures	-	(123,483)
Trade and other receivables	(37,092)	(87,879)
Investment properties (Note 8)	(54,377)	-
Property, plant and equipment (Note 9)	(200)	-
Income tax and minimum presumed income tax credits	(105)	-
Borrowings	-	45,253
Salaries and social security costs	4,228	-
Deferred income tax (Note 18)	(1,472)	6,636
Income tax and minimum presumed income tax liabilities	1,332	1,060
Trade and other payables	48,900	13,059
Provisions	-	2,361
Total net non-cash assets acquired	(38,786)	(142,993)
Cash acquired	(20)	(6.902)
Fair value of interest held before business combination	-	74,954
Goodwill (Note 11)	(61,341)	(23,065)
Non-controlling interest	15,522	44,959
Total net assets acquired	(84,625)	(53,047)
Financed amount	38,285	-
Cash acquired	20	6,902
Acquisition of subsidiaries, net of cash acquired	(46,320)	(46,145)

(*) Corresponds to the business combination of La Arena S.A. (See note 4)

15.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of March 31, 2018 and June 30, 2017:

	03.31.18	06.30.17
Admission rights	530,434	468,323
Rent and service payments received in advance	432,489	380,352
Trade payables	202,091	133,459
Accrued invoices	186,579	162,980
Payments received in advance	46,830	22,115
Tenant deposits	33,015	29,187
Total trade payables	1,431,438	1,196,416
VAT payables	71,743	55,194
Withholdings payable	56,324	56,857
Tax payment plans	35,029	16,503
Other tax payables	33,146	12,367
Others (*)	59,014	62,911
Other income to be accrued	6,554	6,925
Dividends	125	125
Total other payables	261,935	210,882
Related parties (Note 23)	173,900	104,282
Total trade and other payables	1,867,273	1,511,580
Non-current	417,456	406,598
Current	1,449,817	1,104,982
Total	1,867,273	1,511,580

 (*) At June 30, 2017 includes employee Capitalization Plan in the amount of Ps. 49,525.

16.
Borrowings

The following table shows the Group's borrowings as of March 31, 2018 and June 30, 2017:
	03.31.18	06.30.17
Non-Convertible notes	9,950,968	5,991,004
Bank loans	783,921	77,445
AABE Debts	78,171	66,711
Finance leases	5,415	3,149
Loans with non-controling interests	4,054	-
Bank overdrafts	3,194	26,107
Related parties (Note 23)	-	3,571
Total borrowings	10,825,723	6,167,987
Non-current	10,715,477	5,918,119
Current	110,246	249,868
Total	10,825,723	6,167,987

On February 16, 2018 the Group, through its subsidiary Panamerican Mall S.A. entered into a loan agreement with a bank for an amount of US$35 million which proceeds will be used in the development of Polo Dot. The bank loan is due on February 16, 2013.

16

IRSA Propiedades Comerciales S.A.

On September 5, 2017, a bid was launched for Corporate Notes Class III and IV for a nominal amount of USD 140.0 and a maturity of 36 months from issuance, paid in and payable in dollars, which accrue interest at annual fixed rate of 5.0% payable quarterly. The principal is to be amortized with in one payment due on September 14, 2020. The settelment Class III has been declared void for lack of offers.

17.
Provisions

The following table shows the movements in the Group's provisions at March 31, 2018 and June 30, 2017 categorized by type of provision:
	Labor, legal and other claims	Investments in associates (*)	03.31.18	06.30.17
Balances at the beginning of the period / year	41,144	206	41,350	33,074
Increases (Note 21)	25,021	-	25,021	25,860
Recovery (Note 21)	(6,414)	-	(6,414)	(11,829)
Increases	-	752	752	206
Used during the period / year	(9,242)	-	(9,242)	(8,322)
Offseting with related parties (Note 7)	-	(958)	(958)	-
Incorporation as result of business combination	-	-	-	2,361
Balances at the end of the period / year	50,509	-	50,509	41,350
Non-current			18,332	16,509
Current			32,177	24,841
Total			50,509	41,350

 (*) Corresponds to investments in associates with negative equity.

18.
Current and deferred income tax

The details of the Group’s income tax expense are as follows:
	03.31.18	03.31.17
Current income tax	193,167	549,066
Deferred income tax	(539,781)	611,609
Income tax - (Gain) / Loss	(346,614)	1,160,675

Changes in the deferred tax account are as follows:
	03.31.18	06.30.17
Beginning of the period / year	(11,203,886)	(10,098,521)
Income tax	539,781	(1,099,051)
Incorporation as result of business combination (Note 14)	1,472	(6,314)
Period / year end	(10,662,633)	(11,203,886)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:
	03.31.18	03.31.17
Profit for period before income tax at the prevailing tax rate (i)	(4,079,160)	(1,299,131)
Tax effects of:
Rate change	4,270,960	-
Share of profit of associates and joint ventures (ii)	87,714	69,834
Non-taxable financial dividends	80,539	42,530
Non-taxable / non-deductible items	(11,198)	2,278
Recovery of carry-forwards	-	7,038
Non-taxable loss as result of business combination	-	15,410
Others	(2,241)	1,366
Income tax - (Gain) / Loss	346,614	(1,160,675)

(i)
Does not include Uruguayan-source results for Ps. 187,403 as of March 31, 2018, and (Ps. 96,973) as of March 31, 2017.
(ii)
Does not include Uruguayan-source results due to equity interest in associates and joint ventures for Ps. (4,504) as of March 31, 2018.

17

IRSA Propiedades Comerciales S.A.

The statutory tax rates in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Tax rate
Argentina	35%
Uruguay	0%

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

- Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year of the Group ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

- Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1, 2020, inclusive.

- Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article  291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. At the date of these financial statements, many issues are pending regulation by the government.

19.
Revenue

	03.31.18	03.31.17
Base rent	1,853,712	1,511,304
Contingent rent	536,821	469,147
Admission rights	246,516	193,586
Parking fees	172,168	140,853
Commissions	85,399	71,235
Averaging of scheduled rent escalation	65,366	57,931
Property management fees	48,528	37,050
Others	9,681	8,724
Total revenues from rentals and services	3,018,191	2,489,830
Sale of trading properties	62,125	3,657
Total revenues from sale of properties	62,125	3,657
Other revenues	554	550
Other revenues	554	550
Total revenues from sales, rentals and services	3,080,870	2,494,037
Expenses and collective promotion fund	1,274,073	1,088,070
Total revenues from expenses and collective promotion funds	1,274,073	1,088,070
Total revenues	4,354,943	3,582,107

18

IRSA Propiedades Comerciales S.A.

20.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	03.31.18	03.31.17

Salaries, social security costs and other personnel administrative expenses (i)	566,326	83,539	17,705	667,570	549,755
Maintenance, security, cleaning, repairs and other	547,038	12,615	637	560,290	475,767
Taxes, rates and contributions	185,454	2,558	115,567	303,579	215,326
Advertising and other selling expenses	209,429	-	26,048	235,477	242,211
Directors' fees	-	117,178	-	117,178	99,568
Fees and payments for services	7,292	39,462	4,624	51,378	42,314
Leases and expenses	42,702	4,209	254	47,165	25,260
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	36,877	36,877	30,131
Amortization and depreciation	24,185	9,418	228	33,831	21,190
Traveling, transportation and stationery	13,142	11,199	613	24,954	15,404
Bank expenses	2,150	9,465	-	11,615	5,240
Cost of sale of properties (Note 10)	6,159	-	-	6,159	484
Other expenses	1,343	119	32	1,494	1,983
Total 03.31.18	1,605,220	289,762	202,585	2,097,567	-
Total 03.31.17	1,335,519	220,090	169,024	-	1,724,633

(*) At March 31, 2017 includes debt relief for Ps. 576.
(i)
For the nine-month period ended March 31, 2018, includes Ps. 617,125 of Salaries, Bonuses and Social Security; Ps. 5,089 of Equity incentive plan and Ps. 45,356 of other concepts. For the nine-month period ended March 31, 2017, includes Ps. 488,802 of Salaries, Bonuses and Social Security; Ps. 8,980 of Equity incentive plan and Ps. 51,973 of other concepts.
(ii)
For the nine-month period ended March 31, 2018, includes Ps. 1,583,282 of Rental and services costs; Ps. 21,923 of Cost of sales and developments and Ps. 15 of other consumer financing costs. For the nine-month period ended March 31, 2017, includes Ps. 1,325,556 of Rental and services costs; Ps. 9,923 of Cost of sales and developments and Ps. 40 of other consumer financing costs.

21.
Other operating results, net

	03.31.18	03.31.17
Management fees	3,073	2,667
Income by cession of canon	12,209	7,482
Donations	(18,437)	(20,055)
Lawsuits (Note 17)	(18,607)	(17,082)
Gain resulting from the revaluation of equity interes held before the bussines combination	-	44,029
Expenses related to the sale of investment property	-	(1,863)
Others	(950)	(4,938)
Total other operating results, net	(22,712)	10,240

22.
Financial results, net

	03.31.18	03.31.17
- Interest income	157,957	146,361
- Foreign exchange	143,887	22,363
- Dividends income	12,678	8,841
Finance income	314,522	177,565
- Others financial costs	(81,203)	(54,775)
- Interest expense	(619,071)	(492,701)
- Foreign exchange	(1,753,458)	(137,672)
Subtotal finance costs	(2,453,732)	(685,148)
Less: Capitalized finance costs	12,532	-
Finance costs	(2,441,200)	(685,148)
- Fair value gains of financial assets at fair value through profit or loss	953,954	40,441
- Gain from derivative financial instruments	58,396	85,891
- Loss from repurchase of non - convertible notes	-	(168)
Other financial results	1,012,350	126,164
Total financial results, net	(1,114,328)	(381,419)

19

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Item	03.31.18	06.30.17
Trade and other receivables	726,580	633,834
Investments in financial assets	308,963	267,365
Trade and other payables	(173,900)	(104,282)
Borrowings	-	(3,571)
Total	861,643	793,346

Related parties	03.31.18	06.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	632,119	542,052	Advances
	29,873	25,425	Non-convertible notes
	29,342	22,854	Corporate services
	5,058	16,482	Reimbursement of expenses
	(530)	(9)	Reimbursement of expenses to pay
	94	535	Lease collections
	(381)	-	Others
	13,387	10,472	Equity incentive plan
	(14,452)	(15,380)	Equity incentive plan to pay
	-	4	Loans granted
	-	265	Commissions
Total direct parent company	694,510	602,700
Cresud S.A.CI.F. y A.	279,090	241,940	Non-convertible notes
	(2,327)	(1,113)	Equity incentive plan to pay
	(18,154)	(23,385)	Reimbursement of expenses to pay
	(70,353)	(13,595)	Corporate services to pay
Total direct parent company of IRSA	188,256	203,847
La Rural S.A.	31,083	16,394	Canon
	5,000	8,841	Dividends
	(881)	(55)	Reimbursement of expenses to pay
	-	3,676	Loans granted
	-	119	Leases and/or rights to use space
Others associates and joint ventures	4,329	4,557	Loans granted
	670	931	Reimbursement of expenses
	497	1,625	Leases and/or rights to use space
	423	812	Fees
	20	-	Advertising space
	(1,086)	-	Reimbursement of expenses to pay
	(1,876)	(1,288)	Leases and/or rights to use space to pay
	-	(3,571)	Borrowings obtained
	-	(105)	Lease collections
	-	(619)	Advertising space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	38,179	31,317
Directors	(62,235)	(44,770)	Fees
	(17)	(17)	Reimbursement of expenses to pay
Total Directors	(62,252)	(44,787)
Others	3,754	3,370	Leases and/or rights to use space
	511	746	Reimbursement of expenses
	214	-	Hotel services
	79	99	Commissions
	(3)	(272)	Dividends to pay
	(6)	(41)	Leases and/or rights to use space to pay
	(34)	-	Advances
	(118)	(40)	Hotel services to pay
	(335)	(219)	Reimbursement of expenses to pay
	(1,112)	(3,374)	Legal services
Total Others	2,950	269
Total	861,643	793,346

20

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	03.31.18	03.31.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	25,085	16,936	Corporate services
	5,816	970	Financial operations
	182	1,840	Leases and/or rights to use space
	117	100	Commissions
Total direct parent company	31,200	19,846
Cresud S.A.CI.F. y A.	56,961	33,538	Financial operations
	2,329	823	Leases and/or rights to use space
	(118,723)	(94,015)	Corporate services
Total direct parent company of IRSA	(59,433)	(59,654)
La Rural S.A.	12,678	8,244	Financial operations
	12,209	7,482	Leases and/or rights to use space
Tarshop S.A.	10,142	10,080	Leases and/or rights to use space
	312	112	Commissions
Others associates and joint ventures	3,074	2,667	Fees
	544	(550)	Financial operations
	(478)	(1,445)	Leases and/or rights to use space
Total associates and joint ventures of IRSA Propiedades Comerciales	38,481	26,590
Directors	(117,178)	(99,568)	Fees
Senior Managment	(7,287)	(4,481)	Fees
Total Directors	(124,465)	(104,049)
Estudio Zang, Bergel & Viñes	(6,588)	(3,364)	Fees
Banco de Crédito y Securitización	12,190	6,462	Leases and/or rights to use space
Others	291	5,523	Leases and/or rights to use space
	25	21	Commissions
	-	(580)	Donations
	-	56,574	Financial operations
Total others	5,918	64,636
Total	(108,299)	(52,631)

The following is a summary of the transactions with related parties:

Related parties	03.31.18	03.31.17	Description of transaction
IRSA Inversiones y representaciones S.A.	586,745	434,296	Dividends granted
Tyrus	652	441	Dividends granted
Total Dividends granted	587,397	434,737
La Rural S.A	12,678	-	Dividends received
Nuevo Puerto Santa Fe S.A.	8,838	-	Dividends received
Total Dividends received	21,516	-
Quality Invest S.A.	22,726	1,000	Irrevocable contributions granted
	1,249	-	Equity contributions granted
Total Contributions	23,975	1,000
La Rural S.A	-	53,050	Irrevocable contributions granted
Total Share Purchase	-	53,050

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Information about, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F - Cost of sales and services provided	Note 20 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

21

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	03.31.18	Amount (2)	Exchange rate (3)	06.30.17
Assets
Trade and other receivables
Uruguayan Pesos	21	0.71	15	3	0.58	2
US Dollar	8,853	20.05	177,505	5,423	16.53	89,640
Euros	142	24.67	3,513	-	-	-
Trade and other receivables with related parties
US Dollar	3,916	20.15	78,915	3,147	16.63	52,334
Total trade and other receivables			259,948			141,976
Restricted assets
US Dollar	-	-	-	2,996	16.53	49,525
Total Restricted assets			-			49,525
Investments in financial assets
US Dollar	105,201	20.05	2,109,283	43,368	16.53	716,867
Investment in financial assets with related parties
US Dollar	15,333	20.15	308,963	16,077	16.63	267,365
Total investments in financial assets			2,418,246			984,232
Cash and cash equivalents
Uruguayan Pesos	19,413	0.71	13,783	7	0.58	4
US Dollar	3,460	20.05	69,367	6,170	16.53	101,987
Pound	2	28.24	43	1	21.49	32
Euros	1	24.67	28	6	18.85	105
Total cash and cash equivalents			83,221			102,128
Total Assets			2,761,415			1,277,861
Liabilities
Trade and other payables
Uruguayan Pesos	14	0.71	10	9	0.58	5
US Dollar	6,791	20.15	136,845	9,452	16.63	157,190
Euros	6	24.84	149	-	-	-
Trade and other payables with related parties
US Dollar	-	-	-	271	16.63	4,505
Total trade and other payables			137,004			161,700
Borrowings
US Dollar	533,024	20.15	10,740,436	364,889	16.63	6,068,102
Total borrowings			10,740,436			6,068,102
Provisions
US Dollar	5	20.15	101	5	16.63	83
Total Provisions			101			83
Total Liabilities			10,877,541			6,229,885

(1)  Considering foreign currency those that differ from each one of the Group’s companies at each period/year-end.
(2)
   Expressed in thousands of foreign currency.
(3)  Exchange rate as of March 31, 2018 and June 30, 2017, respectively according to Banco Nación Argentina.

26.
Subsequents events

      As of the issuance date of these financial statements, the Argentine peso has suffered a devaluation against the US dollar and other currencies close to 8%, which has an impact on the figures presented in these financial statements, mainly originated by exposure to the exchange rate of our revenues and costs of the "offices and other properties" segment, and our assets and liabilities, denominated in foreign currency.

22

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA PROPIEDADES COMERCIALES S.A.

Legal address: Moreno 877 – 22°floor

Autonomous City Buenos Aires

Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of March 31, 2018, and the unaudited condensed interim consolidated statement of comprehensive income for the nine-month period ended March 31, 2018 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the nine-month period ended March 31, 2018 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in first paragraph according to the International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of March 31, 2018, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 10,123,329.52 which was no callable at that date.

Autonomous City of Buenos Aires, May 7, 2018

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales S.A.

Unaudited condensed interim separate financial statements for the nine-month period ended March 31, 2018, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2018 and June 30, 2017
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.18	06.30.17
ASSETS
Non-current assets
Investment properties	7	38,058,386	29,072,771
Property, plant and equipment	8	108,040	115,199
Trading properties	9	45,812	45,844
Intangible assets	10	91,603	66,145
Investments in associates and joint ventures	6	8,031,843	5,736,389
Trade and other receivables	12	960,748	921,564
Income minimum presumed income tax credits		54,571	-
Investments in financial assets	11	47,763	66,717
Total non-current assets		47,398,766	36,024,629
Current Assets
Inventories		22,425	19,528
Restricted assets	11	-	36,263
Trade and other receivables	12	1,460,724	1,267,115
Investments in financial assets	11	2,405,426	937,798
Derivative financial instruments	11	2,876	-
Income minimum presumed income tax credits		41,579	-
Cash and cash equivalents	11	2,811,626	1,647,926
Total current assets		6,744,656	3,908,630
TOTAL ASSETS		54,143,422	39,933,259
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent		33,306,051	22,145,093
TOTAL SHAREHOLDERS’ EQUITY		33,306,051	22,145,093
LIABILITIES
Non-current liabilities
Trade and other payables	14	286,563	281,193
Borrowings	15	9,932,306	5,851,408
Deferred income tax liabilities	17	8,827,039	9,228,181
Other liabilities	6	86,235	64,109
Provisions	16	16,176	14,136
Total non-current liabilities		19,148,319	15,439,027
Current liabilities
Trade and other payables	14	1,092,985	878,099
Borrowings	15	449,447	1,087,578
Income tax liabilities		-	243,700
Payroll and social security liabilities		123,326	120,679
Derivative financial instruments	11	1,659	-
Provisions	16	21,635	19,083
Total current liabilities		1,689,052	2,349,139
TOTAL LIABILITIES		20,837,371	17,788,166
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		54,143,422	39,933,259

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
     for the nine and three-month periods ended March 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.18	03.31.17	03.31.18	03.31.17
Revenues from sales, rentals and services	18	2,607,763	2,105,654	873,748	691,090
Revenues from expenses and collective promotion fund	18	1,098,947	936,971	361,155	294,355
Costs	19	(1,375,032)	(1,165,031)	(446,504)	(368,880)
Gross profit		2,331,678	1,877,594	788,399	616,565
Net gain from fair value adjustments of investment properties	7	8,752,994	1,515,391	497,086	(202,207)
General and administrative expenses	19	(268,763)	(208,373)	(115,049)	(60,902)
Selling expenses	19	(171,313)	(143,938)	(62,859)	(36,781)
Other operating results, net	20	(8,421)	(17,289)	(692)	(6,721)
Profit from operations		10,636,175	3,023,385	1,106,885	309,954
Share of profit of associates and joint ventures	6	2,174,505	570,268	219,658	61,614
Profit from operations before financing and taxation		12,810,680	3,593,653	1,326,543	371,568
Finance income	21	227,519	83,541	108,842	27,239
Finance cost	21	(2,469,378)	(675,127)	(1,039,957)	20,849
Other financial results	21	936,470	241,461	282,182	65,169
Financial results, net		(1,305,389)	(350,125)	(648,933)	113,257
Profit before income tax		11,505,291	3,243,528	677,610	484,825
Income tax expense	17	335,667	(884,987)	(78,708)	(129,208)
Profit for the period		11,840,958	2,358,541	598,902	355,617
Total comprehensive income for the period		11,840,958	2,358,541	598,902	355,617

Profit per share for the period
Basic		93.97	18.71	4.75	2.82
Diluted		93.97	18.71	4.75	2.82

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,680,422	-	18,429,374	22,145,093
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	11,840,958	11,840,958
Dividends distribution in cash – Shareholders’ meeting of October 31, 2017	-	-	-	-	-	-	-	(680,000)	(680,000)
Reserve constitution - Shareholders’ meeting of October 31, 2017	-	-	-	-	-	-	2,270,478	(2,270,478)	-
Reserve reclassification- Shareholders’ meeting of October 31, 2017	-	-	-	-	(356,598)	-	356,598	-	-
Balance as of March 31, 2018	126,014	69,381	444,226	39,078	-	2,680,422	2,627,076	27,319,854	33,306,051

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2016 (recast)	126,014	69,381	444,226	39,078	-	2,680,422	-	16,295,496	19,654,617
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	2,358,541	2,358,541
Dividends distribution in cash – Shareholders’ meeting of October 31, 2016	-	-	-	-	-	-	-	(460,000)	(460,000)
Reserve constitution - Shareholders’ meeting of October 31, 2016	-	-	-	-	356,598	-	-	(356,598)	-
Balance as of March 31, 2017	126,014	69,381	444,226	39,078	356,598	2,680,422	-	17,837,439	21,553,158

(1)    See Note 15 to the financial statements as of June 30, 2017.
The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	03.31.18	03.31.17
Operating activities:
Cash generated from operations	13	2,432,285	1,671,480
Income tax paid		(405,325)	(11,954)
Net cash generated from operating activities		2,026,960	1,659,526

Investing activities:
Acquisition of investment properties	7	(218,619)	(77,782)
Acquisition of property, plant and equipment	8	(7,398)	(9,437)
Acquisition of associates and joint ventures	6	(95,326)	(53,669)
Acquisition of intangible assets	10	(41,995)	(19,786)
Loans granted		(9,197)	-
Acquisitions of financial assets		(4,417,683)	(1,423,316)
Decrease of financial assets		3,263,073	1,954,992
Loans granted to related parties		(10,544)	(279,042)
Loans repayment received from related parties		-	307,696
Irrevocable contributions in subsidiaries and joint ventures		(38,426)	(52,550)
Proceeds from sale of investment properties		-	90,720
Dividends received of subsidiaries	6	17,782	20,842
Advances to payments		(79,760)	-
Collection of financial assets interests		152,372	14,204
Net cash (used in) generated investing activities		(1,485,721)	472,872
Financing activities:
Repayment of borrowings		(2,338)	(71,023)
Payments of financial leasing		(2,215)	(1,412)
Repayment of borrowings with related parties		(892,272)	(120,667)
Issuance of non-convertible notes		2,365,003	-
Payments of non-convertible notes		-	(407,260)
Short term loans, net		(14,280)	(7,942)
Borrowings obtained with related parties		349,859	244,809
Loans granted		-	28,963
Proceeds from derivative financial instruments		273,220	109,140
Payment of derivative financial instruments		(174,923)	(38,978)
Dividends paid		(680,000)	(25,263)
Interest paid		(654,443)	(539,275)
Net cash generated from (used in) financing activities		567,611	(828,908)

Net increase in cash and cash equivalents		1,108,850	1,303,490
Cash and cash equivalents at beginning of year	11	1,647,926	26,059
Foreign exchange gain on cash and and fair value result for cash equivalents		54,850	(818)
Cash and cash equivalents at end of year	11	2,811,626	1,328,731

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

2.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim separate financial statements (hereinafter, financial statements), the Company operates 333,155 square meters in 16 shopping malls, 86,495 square meters in 7 premium offices and an extensive land reserve for future commercial developments. The company operates and holds a majority interest in a portfolio of fifteen shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building of the Patio Olmos shopping mall, in the province of Córdoba, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These financial statements have been approved by the Board of Directors to be issued on May 7, 2018.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB). These financial statements should be read together with the Annual Separate Financial Statements of the Company as of June 30, 2017. The financial statements are presented in thousands of Argentine Pesos and have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The financial statements corresponding to the nine-month periods ended March 31, 2018 and 2017 have not been audited. The management believes they include all necessary settlements to fairly present the profit or loss for each period. The Company’s profit or loss for the nine-month periods ended March 31, 2018 and 2017 do not necessarily reflect the proportion of the Company’s full-year profit or loss.

2.2.
Significant accounting policies

The accounting policies applied in the preparation of these financial statements are consistent with those applied in the annual financial statements as of June 30, 2017.

IRSA Propiedades Comerciales S.A.

2.3.
  Comparability of information

Balance items as of June 30, 2017 and march 31, 2017 shown in these financial statements for comparative purposes arise from financial statements then ended. Reclassifications have been made in the comparative information as of June 30, 2017 and March 31, 2017.

2.4.
 Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements in the preparation of the financial statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2017. See note 2 to the consolidated financial statements.

3.
Seasonal effects on operations

See note 3 to the unaudited condensed interim consolidated financial statements.

4.
Acquisitions and disposals

See relevants acquisitions and disposals descripted in the Note 4 as of the annual consolidated financial statements.

5.
Financial Risk Management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with financial statements as of June 30, 2017. There have been no changes in risk management or risk management policies applied by the company's since year-end.

Since June 30, 2017 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

IRSA Propiedades Comerciales S.A.

6.
Information about principal subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive income
Name of the entity	03.31.18	06.30.17	03.31.18	06.30.17	03.31.18	12.31.16
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	4,232,772	2,938,038	1,294,733	287,374
Torodur S.A. (1)	100.00%	100.00%	1,255,749	1,068,349	187,400	(96,974)
Arcos del Gourmet S.A.	90.00%	90.00%	747,428	473,860	273,569	90,839
Shopping Neuquén S.A.	99.95%	99.95%	574,794	396,716	162,377	10,794
Entertainment Holdings S.A.	70.00%	70.00%	152,718	144,125	8,594	107,049
Centro de entretenimiento La Plata S.A. (2)	100.00%	0.00%	95,326	-	-	-
Emprendimiento Recoleta S.A. (3)	53.68%	53.68%	46,982	40,744	6,237	8,688
Entretenimiento Universal S.A.	3.75%	3.75%	108	48	59	(2)
Fibesa S.A. (4)	97.00%	97.00%	(86,235)	(64,109)	5,214	19,127
Associates
Tarshop S.A. (5)	20.00%	20.00%	89,431	80,694	8,738	19,240
Joint ventures
Quality Invest S.A.	50.00%	50.00%	674,271	481,907	168,389	108,067
Nuevo Puerto Santa Fe S.A. (6)(7)	50.00%	50.00%	162,264	111,908	59,195	16,066
			7,945,608	5,672,280	2,174,505	570,268

				last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497,077	1,611,950	5,284,498
Torodur S.A. (1)	Uruguay	Inversora	1,735,435,048	581,676	187,401	1,255,749
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81,082	306,271	824,242
Shopping Neuquén S.A.	Argentina	Real estate	37,811,352	53,540	162,385	575,093
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46,433	36,573	187,420
Centro de entretenimiento La Plata S.A. (2)	Argentina	Real estate	15,000	1,500	(1,839)	(6,274)
Emprendimiento Recoleta S.A. (3)	Argentina	Real estate	13,449,990	25,054	11,617	87,515
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	22	1,728	5,936
Fibesa S.A. (4)	Argentina	Mandatory	(i)	2,395	45,917	48,879
Associates
Tarshop S.A. (5)	Argentina	Consumer financing Investor	48,759,288	598,796	43,689	424,696
Joint ventures
Quality Invest S.A.	Argentina	Real estate	105,789,342	211,579	336,778	1,340,719
Nuevo Puerto Santa Fe S.A. (6)(7)	Argentina	Real estate	138.75	27,750	118,390	321,883

(1)
1 share corresponds to 1 Uruguayan peso.
(2)
Corresponds to the purchase equity. Non Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards. See note 4 acquisitions and disposals
(3)
Concession ends on November 18, 2018.
(4)
Included in other payables.
(5)
Correspond to profit or loss for the nine-month period beginning on July 1, 2017 and ended March 31, 2018.
(6)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.
(7)
Nominal value per share Ps. 100.
(i)
Correspond to 2.323.125 share. Nominal value per share Ps. 1 with rights to 5 votes.
-

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	03.31.18	06.30.17
Beginning of the period / year (1)	5,672,280	4,992,920
Capital contribution (Note 22)	39,675	54,550
Share of profit, net	2,174,505	817,263
Gain resulting from the revaluation of equity interest held before business combination	-	9,287
Goodwill addition	-	30,057
Acquisition of subsidiaries (Note 22)	95,326	23,597
Dividends distribution (Note 22)	(36,178)	(255,394)
End of the period / year (1)	7,945,608	5,672,280

(1)
It includes (Ps. 86,235) and (Ps. 64,109) as of March 31, 2018 and June 30, 2017, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.

IRSA Propiedades Comerciales S.A.

7.
Investment properties

Changes in the Company’s investment properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	03.31.18	06.30.17
Fair value hierarchy	3	2	2	2
Fair value at beginning of the period / year	23,555,483	4,847,264	577,119	92,905	29,072,771	26,178,678
Additions	111,723	4,668	86,911	15,754	219,056	570,011
Capitalized lease costs	12,686	3,748	-	-	16,434	3,561
Depreciation of capitalized lease costs (i)	(1,381)	(1,488)	-	-	(2,869)	(1,811)
Disposals	-	-	-	-	-	(141,183)
Net gain from fair value adjustment on investment properties	7,595,530	1,018,780	120,650	18,034	8,752,994	2,463,515
Fair value at end of the period / year	31,274,041	5,872,972	784,680	126,693	38,058,386	29,072,771

(i)
On March 31,2018 the amortization charges were included in “Costs” in the amount of Ps. 2,869, in the Statement of Comprehensive Income (Note 19).

The following amounts have been recognized in the statements of comprehensive income:

	03.31.18	03.31.17
Rental and services income (Note 18)	2,545,084	2,101,447
Expenses and collective promotion fund (Note 18)	1,098,947	936,971
Rental and services costs (Note 19)	1,353,628	1,155,474
Net unrealized gain from fair value adjustment on investment properties	8,752,994	1,475,600
Net realized gain from fair value adjustment on investment properties	-	39,791

Valuation techniques are described in Note 10 to the financial statements as of June 30, 2017. There were no changes to the valuation techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the tax reform described in Note 17 to these financial statements, which increased the fair value of the shopping malls.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March31, 2018 and for the year ended June 30, 2017 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	03.31.18	06.30.17
Costs	87,624	22,758	124,500	3,154	110	238,146	218,349
Accumulated depreciation	(22,159)	(11,411)	(87,463)	(1,914)	-	(122,947)	(102,587)
Net book amount at beginning of the period / year	65,465	11,347	37,037	1,240	110	115,199	115,762
Additions	-	468	10,296	-	-	10,764	19,797
Depreciation charges (i)	(4,000)	(1,510)	(11,984)	(429)	-	(17,923)	(20,360)
Net book amount at end of the period / year	61,465	10,305	35,349	811	110	108,040	115,199
Costs	87,624	23,226	134,796	3,154	110	248,910	238,146
Accumulated depreciation	(26,159)	(12,921)	(99,447)	(2,343)	-	(140,870)	(122,947)
Net book amount at end of the period / year	61,465	10,305	35,349	811	110	108,040	115,199

(i)  On March 31,2018 the depreciation charges were included in “Costs” in the amount of Ps. 15,497, in “General and administrative expenses” in the amount of Ps. 2,293 and in “Selling expenses“in the amount of Ps. 133 in the Statement of Comprehensive Income (Note 19).

IRSA Propiedades Comerciales S.A.

9.
Trading properties

Changes in in the Company’s, trading properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Completed properties	Undeveloped sites	03.31.18	06.30.17
Net book amount the beginning of the period / year	341	45,503	45,844	45,890
Transfers from intangible assets	6,127	-	6,127	12,857
Disposals (i)	(6,159)	-	(6,159)	(12,903)
Net book amount at the end of the period / year	309	45,503	45,812	45,844

(i)
On March 31, 2018 cost of sale of properties charges were included in “Costs”, in the statement of comprehensive income (Note 19)

10.
Intangible assets

Changes in the Company’s intangible assets for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Software	Right to receive units (ii)	Others	03.31.18	06.30.17
Costs	46,508	27,560	11,861	85,929	63,002
Accumulated depreciation	(13,398)	-	(6,386)	(19,784)	(15,320)
Net book amount at beginning of the period / year	33,110	27,560	5,475	66,145	47,682
Additions	41,995	-	-	41,995	35,784
Transfers to trading properties	-	(6,127)	-	(6,127)	(12,857)
Amortization charge (i)	(6,576)	-	(3,834)	(10,410)	(4,464)
Net book amount at end of the period / year	68,529	21,433	1,641	91,603	66,145
Costs	88,503	21,433	11,861	121,797	85,929
Accumulated depreciation	(19,974)	-	(10,220)	(30,194)	(19,784)
Net book amount at end of the period / year	68,529	21,433	1,641	91,603	66,145

(i) On March 31,2018 the amortization charges were included in “Costs” in the amount of Ps. 3,268, in “General and administrative expenses” in the amount of Ps. 7,047 and in “Selling expenses“ in the amount of Ps. 95 in the Statement of Comprehensive Income (Note 19).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions

11.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 12 to the separate financial statements as of June 30, 2017.

Financial assets and financial liabilities as of March 31, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
March 31, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	1,159,246	-	-	-	1,159,246	1,408,785	2,568,031
Investments in financial assets:
- Investment in equity public companies’ securities	-	47,763	-	-	47,763	-	47,763
- Mutual funds	-	691,963	-	-	691,963	-	691,963
- Non-convertible notes TGLT	-	-	-	475,174	475,174	-	475,174
- Non-convertible notes issued by related parties (Note 22 and 24)	-	223,773	-	-	223,773	-	223,773
- Government bonds	-	1,014,516	-	-	1,014,516	-	1,014,516
Derivative financial instruments
- Futures contracts	-	-	2,876	-	2,876	-	2,876
Cash and cash equivalents:
- Cash at banks and on hand	60,422	-	-	-	60,422	-	60,422
- Short- term investments	-	2,751,204	-	-	2,751,204	-	2,751,204
Total	1,219,668	4,729,219	2,876	475,174	6,426,937	1,408,785	7,835,722

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value	Subtotal Non-financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 2
Trade and other payables (Note 14)	478,757	-	478,757	900,791	1,379,548
Derivative financial instruments	-	1,659	1,659	-	1,659
Borrowings (excluding finance leases liabilities) (Note 15)	10,376,338	-	10,376,338	-	10,376,338
Total	10,855,095	1,659	10,856,754	900,791	11,757,545

Company´s financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2017		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	982,913	-	982,913	1,323,423	2,306,336
Restricted assets (*)(Nota 24)	36,263	-	36,263	-	36,263
Investments in financial assets:
- Investment in equity public companies’ securities	-	99,869	99,869	-	99,869
- Mutual funds	-	196,016	196,016	-	196,016
- Non-convertible notes issued by related parties (Note 22 and 24)	-	181,902	181,902	-	181,902
- ETF funds	-	6,731	6,731	-	6,731
- Government bonds	-	519,997	519,997	-	519,997
Cash and cash equivalents:
- Cash at banks and on hand	84,580	-	84,580	-	84,580
- Short- term investments	-	1,563,346	1,563,346	-	1,563,346
Total	1,103,756	2,567,861	3,671,617	1,323,423	4,995,040

 (*) Represents cash at Banks related to the employee capitalization plan.

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 14)	394,623	764,669	1,159,292
Borrowings (excluding finance leases liabilities) (Note 15)	6,935,837	-	6,935,837
Total	7,330,460	764,669	8,095,129

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value.

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table, see Note 12 to the unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

12.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of March 31, 2018 and June 30, 2017:

	03.31.18	06.30.17
Post-dated checks	423,858	363,188
Lease and services receivables	302,952	242,647
Averaging of scheduled rent escalation	296,677	284,476
Debtors under legal proceedings	107,893	89,792
Consumer financing receivables	16,441	15,786
Property sales receivables	14,538	5,510
Less: allowance for doubtful accounts	(146,394)	(117,492)
Total trade receivables	1,015,965	883,907
Prepayments	105,645	99,427
Advance payments	86,748	110,190
Loans	33,440	17,549
Other tax receivables	12,496	8,580
Others	8,334	4,325
Expenses to be recovered	7,763	11,042
Less: allowance for doubtful accounts	(165)	(165)
Total other receivables	254,261	250,948
Related parties (Note 22)	1,151,246	1,053,824
Total current trade and other receivables	2,421,472	2,188,679
Non-current	960,748	921,564
Current	1,460,724	1,267,115
Total	2,421,472	2,188,679

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	03.31.18	06.30.17
Beginning of the period / year	117,657	83,788
Additions (Note 19)	36,657	44,128
Unused amounts reversed (Note 19)	(6,984)	(7,742)
Used during the year	(771)	(2,517)
End of the period / year	146,559	117,657

The allowance for doubtful accounts’ additions and unused amounts reversed of have been included in “Selling expenses” in the unaudited Condensed Interim Separate Statement of Comprehensive Income (Note 19). Amounts charged to the allowance account are generally written off, when no recovery is expected.

13.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2018 and 2017:

	Note	03.31.18	03.31.17
Net income for the period		11,840,958	2,358,541
Adjustments:
Income tax expense	17	(335,667)	884,987
Amortization and depreciation	19	31,202	19,332
Gain from disposal of trading properties		(55,966)	(3,173)
Changes in fair value of investment properties	7	(8,752,994)	(1,515,391)
Directors’ fees provision		60,912	27,222
Long-term incentive program		4,036	6,759
Averaging of schedule rent escalation	18	(60,305)	(51,587)
Financial results, net		1,734,352	488,818
Provisions and allowances	19 y 20	37,138	42,261
Share of profit of associates and joint ventures	6	(2,174,505)	(570,268)
Unrealized foreign exchange gain, net		(54,850)	818
Changes in operating assets and liabilities:		-	-
Increase in inventories		(2,897)	(5,415)
Decrease in trading properties		61,220	3,657
Increase in trade and other receivables		(55,594)	(217,990)
Increase in trade and other payables		155,471	208,674
Increase / (Decrease) in payroll and social security liabilities		2,647	(1,706)
Uses of provisions	16	(2,873)	(4,059)
Net cash generated from operating activities before income tax paid		2,432,285	1,671,480

IRSA Propiedades Comerciales S.A.

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended March 31, 2018 and 2017:

	03.31.18	03.31.17
Non-cash transactions
Decrease in borrowings through a decrease in investments in financial instruments	45,143	-
Decrease in equity investments in associates and joint ventures through a decrease in borrowings (dividends)	18,396	-
Increase in investment properties through an increase in trade and other payables	16,871
Increase in trading properties through a decrease in intangible assets	6,127	-
Increase in property plant and equipment through an increase in borrowings	3,366	-
Decrease in trade and other receivables through an increase in equity investments in associates and joint ventures	1,249	-
Increase in trade and other receivables through an increase in trading properties	905
Decrease in associates and joint ventures through an increase in trade and other receivables and investments in financial instruments	-	25,974
Decrease in equity investments in associates and joint ventures through an increase in trade and other receivables (dividends)	-	14,450
Increase in borrowings through a decrease in trade and other payables		445,671
Decrease in borrowings through an increase in trade and other receivables		30,164
Decrease in borrowings through an decrease in trade and other receivables (dividends)		43,265

14
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of March 31, 2018 and June 30, 2017:

	03.31.18	06.30.17
Admission rights	490,588	421,899
Rent and service payments received in advance	201,902	192,038
Acourred invoices	122,524	144,340
Trade payables	141,041	85,041
Payments received in advance	42,949	19,885
Tenant deposits	27,358	24,716
Total current trade payables	1,026,362	887,919
VAT payables	67,542	52,197
Withholding income tax	49,578	48,487
Tax payment plans	31,243	9,923
Other payables	10,435	13,315
Others (1)	7,164	5,290
Other income to be accrued	6,956	44,181
Other tax payables	6,554	6,925
Total other payables	179,472	180,318
Related parties (Note 22)	173,714	91,055
Total current trade and other payables	1,379,548	1,159,292
Non-current	286,563	281,193
Current	1,092,985	878,099
Total	1,379,548	1,159,292

(1)
Includes employee capitalization plan in the amount of Ps. 36,263 as of June 30, 2017.

15.
Borrowings

The following table shows the Company’s borrowings as of March 31, 2018 and June 30, 2017:
	03.31.18	06.30.17
Non-Convertible notes (1)	9,950,968	5,991,004
Related parties (Note 22)	423,747	926,624
Financial leasing	5,415	3,149
Bank overdrafts	1,623	15,885
Bank loans	-	2,324
Total borrowings	10,381,753	6,938,986
Non-current	9,932,306	5,851,408
Current	449,447	1,087,578
Total	10,381,753	6,938,986

(1)
During the present fiscal period the Company issued non – convertible notes, to be paid in 2020. See Note 16 o the unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

16.
Provisions

The following table shows the movements in the Company’s provisions as of March 31, 2018 and June 30, 2017:

	03.31.18	06.30.17
Balances at the beginning of the period / year	33,219	29,843
Increases (Note 20)	11,669	23,707
Recovery (Note 20)	(4,204)	(12,468)
Used during the period / year	(2,873)	(7,863)
Balances at the end of the period / year	37,811	33,219
Non-current	16,176	14,136
Current	21,635	19,083
Total	37,811	33,219

17.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	03.31.18	03.31.17
Current income tax	65,475	434,457
Deferred income tax	(401,142)	450,530
Income tax - (Gain) / Loss	(335,667)	884,987

Changes in the deferred tax account are as follows:

	03.31.18	06.30.17
Beginning of the period / year	(9,228,181)	(8,383,134)
Income tax	401,142	(845,047)
End of the period / year	(8,827,039)	(9,228,181)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the nine month periods ended March 31, 2018 and 2017:

	03.31.18	03.31.17
Profit for period before income tax at the prevailing tax rate	(4,026,852)	(1,135,235)
Tax effects of:
Rate change	3,530,161	-
Share of profit of associates and joint ventures	761,077	199,594
Non-taxable financial dividends	80,539	2,278
Non-taxable / non-deductible items	(9,258)	40,414
Recovery of expired carryforwards	-	7,038
Others	-	924
Income tax - Gain / (Loss)	335,667	(884,987)

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

- Dividends: Tax on dividends distributed by argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year of the Company´s ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

- Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1, 2020, inclusive.

- Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

IRSA Propiedades Comerciales S.A.

- Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. At the date of these financial statements, many issues are pending regulation by the government.

18.
Revenue

	03.31.18	03.31.17

Base rent	1,631,646	1,332,929
Contingent rent	472,061	414,672
Admission rights	221,699	172,017
Parking fees	107,034	89,376
Averaging of scheduled rent escalation	60,305	51,587
Property management fees	40,816	30,934
Others	11,523	9,932
Rentals and services income	2,545,084	2,101,447
Sale of trading properties	62,125	3,657
Gain from disposal of trading properties	62,125	3,657
Other revenues from consumer financing	554	550
Other revenues from consumer financing	554	550
Total revenues from sales, rentals and services	2,607,763	2,105,654
Expenses and collective promotion fund	1,098,947	936,971
Total revenues from expenses and collective promotion funds	1,098,947	936,971
Total revenues	3,706,710	3,042,625

19.
Expenses by nature
	Costs (2)	General and administrative expenses	Selling expenses	03.31.18	03.31.17
Salaries, social security costs and other personnel administrative expenses (1)	448,552	83,195	17,667	549,414	452,111
Maintenance, security, cleaning, repairs and other	459,973	9,666	634	470,273	390,180
Taxes, rates and contributions	139,384	502	98,243	238,129	182,276
Advertising and other selling expenses	189,371	-	19,601	208,972	210,054
Directors’ fees (Note 22)	-	111,610	-	111,610	95,606
Leases and expenses	90,166	4,209	254	94,629	87,246
Fees and payments for services	6,739	31,617	4,447	42,803	34,531
Amortization and depreciation	21,634	9,340	228	31,202	19,332
Allowance for doubtful accounts (additions and unused amounts reversed) (3)	-	-	29,673	29,673	27,322
Traveling, transportation and stationery	10,842	11,086	554	22,482	12,891
Cost of sale of properties	6,159	-	-	6,159	484
Other expenses	2,212	7,538	12	9,762	5,309
Total expenses by nature as 03.31.18	1,375,032	268,763	171,313	1,815,108	-
Total expenses by nature as 03.31.17	1,165,031	208,373	143,938	-	1,517,342

1)
For the nine-month period ended March 31, 2018, includes Ps. 508,081 of Salaries, Bonuses and Social Security; Ps. 4,036 of Equity incentive plan and Ps. 37,297 of other concepts. For the nine-month period ended March 31, 2017, includes Ps. 421,787 of Salaries, Bonuses and Social Security; Ps. 6,759 of Equity incentive plan and Ps. 23,565 of other concepts.
2)
For the nine-month period ended March 31, 2018, includes Ps. 1,353,628 of Rental and services costs; Ps. 21,389 of Cost of sales and developments and Ps. 15 of other consumer financing costs. For the nine-month period ended March 31, 2017, includes Ps. 1,155,474 of Rental and services costs; Ps. 9,518 of Cost of sales and developments and Ps. 39 of other consumer financing costs.
3)
At March 31, 2017 includes debt relief for Ps. 576.

IRSA Propiedades Comerciales S.A.

20.
Other operating results, net

	03.31.18	03.31.17
Management fees	20,716	21,286
Others	(3,955)	(6,732)
Lawsuits (Note 16)	(7,465)	(14,939)
Donations	(17,717)	(14,992)
Expenses related to the sale of investment property	-	(1,912)
Total other operating results, net	(8,421)	(17,289)

21.
Financial results, net

	03.31.18	03.31.17
- Foreign exchange	123,672	79,360
- Interest income	103,847	4,181
Finance income	227,519	83,541
- Foreign exchange	(1,807,827)	(143,726)
- Interest expense	(591,699)	(495,554)
- Other financial costs	(69,852)	(35,847)
Finance costs	(2,469,378)	(675,127)
- Fair value gains of financial assets and liabilities at fair value through profit or loss	836,955	160,932
- Gain from derivative financial instruments	99,515	80,697
- Loss from repurchase of non - convertible notes	-	(168)
Other financial results	936,470	241,461
Total financial results, net	(1,305,389)	(350,125)

IRSA Propiedades Comerciales S.A.

22.
Related parties transactions

The following is a summary of the balances with related parties:

Items	03.31.18	06.30.17
Trade and other receivables	1,151,246	1,053,824
Investments in financial assets	223,773	181,902
Trade and other payables	(173,714)	(91,055)
Borrowings	(423,747)	(926,624)
Total	777,558	218,047

Related parties	03.31.18	06.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	632,119	542,052	Advances
	29,342	22,854	Corporate services
	13,387	10,472	Equity incentive plan
	5,058	16,370	Reimbursement of expenses
	94	535	Lease collections
	-	265	Commissions
	-	4	Loans granted
	(381)	-	Others
Total direct parent company	679,619	592,552
Cresud S.A.CI.F. y A.	223,773	181,902	Non-convertible Notes
	(2,327)	(1,113)	Equity incentive plan to pay
	(18,136)	(23,364)	Reimbursement of expenses to pay
	(70,353)	(13,595)	Corporate services to pay
Total direct parent company of IRSA	132,957	143,830
Arcos del Gourmet	90,301	121,604	Leases and/or rights to use space
	23,182	20,774	Loans granted
	17,336	17,336	Other receivables
	15,819	16,673	Reimbursement of expenses
	-	4,488	Management fees
Fibesa S.A.	(7,481)	(844)	Reimbursement of expenses
	-	(9,627)	Borrowings obtained
	6	8	Lease collections
	17	17	Management fees
Panamerican Mall S.A.	(5,463)	(2,003)	Leases and/or rights to use space to pay
	(879)	-	Reimbursement of expenses to pay
	(536)	(331)	Lease collections
	-	32,824	Reimbursement of expenses
	282	640	Advertising space
	736	434	Management fees
Shopping Neuquen S.A.	178,524	198,923	Leases and/or rights to use space
	92,799	2,821	Reimbursement of expenses
	14,611	13,793	Loans granted
	11,316	14,370	Receibable dividends
Torodur S.A.	(423,747)	(913,426)	Borrowings obtained
	(3)	(277)	Reimbursement of expenses to pay
Ogden Argentina S.A	11,852	1,052	Loans granted
	489	1	Reimbursement of expenses
Others subsidiaries of IRSA Propiedades Comerciales S.A.	1,022	1,501	Advertising space
	503	816	Management fees
	237	216	Loans granted
	64	611	Reimbursement of expenses
	-	245	Leases and/or rights to use space
	(907)	(749)	Others
	(999)	(13)	Reimbursement of expenses to pay
	(1,368)	-	Leases and/or rights to use space to pay
Total subsidiaries of IRSA Propiedades Comerciales S.A	17,713	(478,123)
Tarshop S.A.	(1,876)	(1,103)	Leases and/or rights to use space to pay
	(229)	-	Reimbursement of expenses to pay
	-	346	Reimbursement of expenses
	-	1,625	Leases and/or rights to use space

IRSA Propiedades Comerciales S.A.

Related parties	03.31.18	30.06.17	Description of transaction
Others associaltes and joint ventures	4,329	4,557	Loans granted
	423	812	Management fees
	20	-	Advertising space
	-	585	Reimbursement of expenses
	-	(105)	Lease collections
	-	(185)	Leases and/or rights to use space to pay
	-	(619)	Advertising space to pay
	-	(3,571)	Borrowings obtained
	(857)	-	Reimbursement of expenses to pay
Total associaltes and joint ventures	1,810	2,342
Directors	(60,912)	(43,239)	Fees
	(17)	(16)	Reimbursement of expenses to pay
Total Directors	(60,929)	(43,255)
Others related parties	4,859	3,562	Leases and/or rights to use space
	1,808	638	Reimbursement of expenses
	497	-	Advertising space
	214	-	Hotel services
	-	(272)	Dividends to pay
		(1)	Advertising space to pay
	(7)	(40)	Leases and/or rights to use space to pay
	(34)	-	Advances
	(118)	(33)	Hotel services to pay
	(371)	(225)	Reimbursement of expenses to pay
	(460)	(2,928)	Legal services
Total others	6,388	701
Total	777,558	218,047

The following is a summary of the results with related parties:

Related parties	03.31.18	03.31.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	25,085	16,936	Corporate services
	182	1,840	Leases and/or rights to use space
	117	100	Commissions
	1	838	Financial operations
Total direct parent company	25,385	19,714
Cresud S.A.CI.F. y A.	44,562	22,803	Financial operations
	2,329	823	Leases and/or rights to use space
	(118,723)	(94,015)	Corporate services
Total direct parent company of IRSA	(71,832)	(70,389)
Panamerican Mall S.A.	(7,665)	(7,519)	Leases and/or rights to use space
	-	(6,181)	Financial operations
	16,396	14,891	Fees
Arcos del Gourmet S.A.	(35,893)	(35,431)	Leases and/or rights to use space
	2,408	-	Financial operations
	-	2,481	Fees
Torodur S.A.	(102,534)	(15,837)	Financial operations
Shopping Neuquen S.A.	818	875	Financial operations
	(25,461)	(25,196)	Leases and/or rights to use space
Others subsidiaries of IRSA Propiedades Comerciales S.A.	1,247	1,247	Fees
	43	899	Leases and/or rights to use space
	86	(3,844)	Financial operations
Total subsidiaries	(150,555)	(73,615)
Tarshop S.A.	10,142	10,080	Leases and/or rights to use space
Others associates and joint ventures	3,074	2,667	Fees
	373	(550)	Financial operations
	(478)	(1,445)	Leases and/or rights to use space
Total associaltes and joint ventures	13,111	10,752
Directors	(111,610)	(95,606)	Fees
Senior Managment	(7,287)	(4,481)	Fees
Total Directors	(118,897)	(100,087)
Banco de Crédito y Securitización	12,190	6,462	Leases and/or rights to use space
Others	(4,773)	(2,992)	Fees
	-	(580)	Donations
	236	2,349	Leases and/or rights to use space
Total Others	7,653	5,239
Total	(295,135)	(208,386)

IIRSA Propiedades Comerciales S.A.

The following is a summary of the transactions with related parties:

Related parties	03.31.18	31.03.17	Description of transaction
IRSA Inversiones y Representaciones S.A.	586,745	434,296	Dividends granted
Tyrus	652	441	Dividends granted
Total dividends granted	587,397	434,737
Fibesa S.A.	27,340	24,792	Dividends received
Nuevo Puerto Santa Fe S.A.	8,838	-	Dividends received
Panamerican Mall S.A.	-	17,903	Dividends received
Emprendimiento Recoleta S.A.	-	20,842	Dividends received
Shopping Neuquén S.A.	-	14,370	Dividends received
Total dividends received	36,178	36,178
Quality Invest S.A.	1,249	-	Equity contributions granted
Total equity contributions granted	1,249	-
Quality Invest S.A.	22,726	1,000	Irrevocable contributions granted
Shopping Neuquen S.A.	15,700	14,500	Irrevocable contributions granted
Torodur	-	37,050	Irrevocable contributions granted
Total irrevocable contributions grated	38,426	52,550
Entertainment Holding S.A.	-	53,050	Share purchase
Centro de entretenimiento La Plata S.A.	95,326	-	Share purchase
Total share purchase	95,326	53,050

23.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Information about subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 16 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 19 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 24 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

24.
Foreign currency assets and liabilities
Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	03.31.18	Amount (2)	Exchange rate (3)	06.30.17
ASSETS
Trade and other receivables
US Dollar	5,307	20.05	106,396	3,928	16.53	64,933
Trade and other receivables with related parties
US Dollar	3,491	20.15	70,346	1,749	16.63	29,080
Total trade and other receivables			176,742			94,013
Restricted assets
US Dollar			-	2,194	16.53	36,263
Total Restricted assets			-			36,263
Investments in financial assets
US Dollar	56,735	20.05	1,137,480	33,871	16.53	559,881
Investment in financial assets with related parties
US Dollar	11,161	20.05	223,773	11,004	16.53	181,902
Total investments in financial assets			1,361,253			741,783
Cash and cash equivalents
US Dollar	2,953	20.05	59,200	4,204	16.53	69,498
Pound	2	28.24	43	2	21.49	32
Euro	1	24.67	28	6	18.85	105
Total cash and cash equivalents			59,271			69,635
Total Assets			1,597,266			941,694
Liabilities
Trade and other payables
US Dollar	3,626	20.15	73,055	7,278	16.63	121,034
Trade and other payables with related parties
US Dollar	45	20.15	906	333	16.63	5,531
Total trade and other payables			73,961			126,565
Borrowings
US Dollar	498,051	20.15	10,035,221	364,889	16.63	6,068,102
Borrowings from related parties
US Dollar	21,031	20.15	423,747	54,926	16.63	913,426
Total borrowings			10,458,968			6,981,528
Total Liabilities			10,532,929			7,108,093

(1)
Considering foreign currency those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3)
Exchange rate as of March 31, 2018 and June 30, 2017, respectively according to Banco Nación Argentina

25.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629/14 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Sujeto encargado del depósito	Domicilio de ubicación
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45

(i)
On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these financial statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES are available at the registered office. (2013 as amended)

26.
Subsequents events

As of the issuance date of these financial statements, the Argentine peso has suffered a devaluation against the US dollar and other currencies close to 8%, which has an impact on the figures presented in these financial statements, mainly originated by exposure to the exchange rate of our revenues and costs of the "offices and other properties" segment, and our assets and liabilities, denominated in foreign currency.

IRSA Propiedades Comerciales S.A.

 Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

    None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

    See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
	Items				Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
		03.31.18	Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	107,242	-	4,171	865,730	222,020	154,110	111,622	950,828	254	5,419	76	2,421,472
	Total	107,242	-	4,171	865,730	222,020	154,110	111,622	950,828	254	5,419	76	2,421,472
Liabilities	Trade and other payables	50,550	-	-	750,959	105,899	97,244	88,333	88,437	64,636	65,355	68,135	1,379,548
	Borrowings	-	-	-	8,965	14,104	-	426,378	-	2,806,467	2,784	7,123,055	10,381,753
	Deferred income tax liabilities	-	-	8,827,039	-	-	-	-	-	-	-	-	8,827,039
	Payroll and social security liabilities	-	-	-	16,183	94,707	12,436	-	-	-	-	-	123,326
	Provisions	-	21,635	16,176	-	-	-	-	-	-	-	-	37,811
	Total	50,550	21,635	8,843,215	776,107	214,710	109,680	514,711	88,437	2,871,103	68,139	7,191,190	20,749,477

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
		Local	Foreign		Local	Foreign		Local	Foreign
	Items	Currency	Currency	Total	Currency	Currency	Total	Currency	Currency	Total
Receivables	Trade and other receivables	1,362,093	98,631	1,460,724	882,637	78,111	960,748	2,244,730	176,742	2,421,472
	Total	1,362,093	98,631	1,460,724	882,637	78,111	960,748	2,244,730	176,742	2,421,472
Liabilities	Trade and other payables	1,022,124	70,861	1,092,985	283,463	3,100	286,563	1,305,587	73,961	1,379,548
	Borrowings	1,680	447,767	449,447	(78,895)	10,011,201	9,932,306	(77,215)	10,458,968	10,381,753
	Deferred income tax liabilities	-	-	-	8,827,039	-	8,827,039	8,827,039	-	8,827,039
	Payroll and social security liabilities	123,326	-	123,326	-	-	-	123,326	-	123,326
	Provisions	21,635	-	21,635	16,176	-	16,176	37,811	-	37,811
	Total	1,168,765	518,628	1,687,393	9,047,783	10,014,301	19,062,084	10,216,548	10,532,929	20,749,477

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

As of March 31, 2018, there are not receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non- current				Accruing interest
		Accruing interest				Accruing interest		Non-Accruing interest	Subtotal			Non-Accruing interest	Total
	Items	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate			Fixed rate	Floating rate
Receivables	Trade and other receivables	14,612	4,873	1,441,239	1,460,724	-	-	960,748	960,748	14,612	4,873	2,401,987	2,421,472
	Total	14,612	4,873	1,441,239	1,460,724	-	-	960,748	960,748	14,612	4,873	2,401,987	2,421,472
	Trade and other payables	3,626	-	1,089,359	1,092,985	6,810	-	279,753	286,563	10,436	-	1,369,112	1,379,548
	Borrowings	418,281	1,474	29,692	449,447	9,902,903	2,933	26,470	9,932,306	10,321,184	4,407	56,162	10,381,753
Liabilities	Deferred income tax liabilities	-	-	-	-	-	-	8,827,039	8,827,039	-	-	8,827,039	8,827,039
	Payroll and social security liabilities	-	-	123,326	123,326	-	-	-	-	-	-	123,326	123,326
	Provisions	-	-	21,635	21,635	-	-	16,176	16,176	-	-	37,811	37,811
	Total	421,907	1,474	1,264,012	1,687,393	9,909,713	2,933	9,149,438	19,062,084	10,331,620	4,407	10,413,450	20,749,477

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)
Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 22.

6.
Borrowings to directors.

See Note 22.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

9.
Appraisal revaluation of fixed assets.

None.

10 .        Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.        Recovery values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina
13.
Insurances.

	Insured amounts	Accounting values	Risk covered
Real Estate	in USD	in Ps.
Abasto - Shopping mall and offices	213,606	7,240,356	Fire, all risk and loss of profit
Alto Palermo	115,845	6,684,207	Fire, all risk and loss of profit
Mendoza Plaza	124,897	1,681,815	Fire, all risk and loss of profit
Paseo Alcorta	90,256	2,959,640	Fire, all risk and loss of profit
Alto Avellaneda	91,563	4,288,888	Fire, all risk and loss of profit
Alto Rosario	81,081	3,146,180	Fire, all risk and loss of profit
Patio Bullrich	48,571	1,839,156	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	55,583	1,020,568	Fire, all risk and loss of profit
Alto Noa	42,470	914,993	Fire, all risk and loss of profit
Soleil Premium Outlet	41,677	1,200,293	Fire, all risk and loss of profit
República building	65,865	1,858,982	Fire, all risk and loss of profit
Intercontinental building	9,934	128,847	Fire, all risk and loss of profit
Bouchard 710	44,241	1,305,361	Fire, all risk and loss of profit
Suipacha 664	21,639	323,412	Fire, all risk and loss of profit
Della Paolera 265	95,000	1,390,497	Fire, all risk and loss of profit
Alto Comahue	52,271	1,016,751	Fire, all risk and loss of profit
Distrito Arcos	51,381	1,178,538	Fire, all risk and loss of profit
Buenos Aires Design	33,260	14,707	Fire, all risk and loss of profit
Dot Baires Shopping	198,149	4,250,583	Fire, all risk and loss of profit
Edificio Dot	27,931	910,510	Fire, all risk and loss of profit
Building annexed to DOT	11,227	704,640	Fire, all risk and loss of profit
Anchorena 545 (Chanta IV)	-	32,209	Fire, all risk and loss of profit
Caballito warehouse	4,586	253,090	Fire, all risk and loss of profit
Anchorena 665	-	78,624	Fire, all risk and loss of profit
PHILIPS Building	13,900	686,018	Fire, all risk and loss of profit
Zelaya 3102	2,612	8,942	Fire, all risk and loss of profit
SUBTOTAL	1,537,545	45,117,807
Unique policy	1,539,491		Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

    Not applicable.

17.         Unpaid accumulated dividends on preferred shares

    None.

18.         Restrictions on distributions of profits.

See Note 18 to the unaudited condensed consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2018, and the unaudited condensed interim separate statements of comprehensive income for the nine-month period ended March 31, 2018 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31,2018 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of March 31, 2018, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 10,123,329.52 which was no callable at that date.

Autonomous City of Buenos Aires, May 7, 2018

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

I. Brief comment on the Group’s activities during the period, including references to material events occurred after the end of the period.

Consolidated Results
(in ARS million)

	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues from sales, leases and services(1)	1,025.2	814.4	25.9%	3,080.9	2,494.0	23.5%
Net gain from fair value adjustment on investment properties	607.4	-355.7	-	10,475.7	1,929.0	443.1%
Net gain realized from fair value adjustment on investment properties	-	-	-	-	39.8	-100,0%
Profit from operations	1,302.5	259.1	402.7%	12,710.4	3,796.7	234.8%
Depreciation and amortization	14.3	5.6	155.4%	33.8	21.2	59.4%
Consolidated EBITDA(2)	915.1	590.5	55.0%	12,324.6	3,982.4	209.5%
Consolidated Adjusted EBITDA(2)	709.4	620.5	14.3%	2,268.5	1,928.7	17.6%
Consolidated NOI(3)	837.9	698.3	20.0%	2,581.0	2,138,5	20.7%
Profit for the period	605.9	368.5	64.4%	12,188.8	2,454.2	396.7%
(1)
Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
See Point XV: NOI Reconciliation

Profit for the period under review reached ARS 12,188.8 million, 396.7% higher than in the first semester of 2017, mainly explained by a higher net gain from fair value adjustment on investment properties due to the positive impact of tax reform driven by the Government, mainly in the value of shopping centers valued through the discounted cash flow method, and the changes in the exchange rate of our assets denominated in U.S. dollars.

II. Shopping malls

During the nine months of fiscal year 2018, our tenants’ sales reached ARS 31,158.6 million, 24.0% higher than in the same period of 2017. In particular, tenant sales during the third quarter of FY18 grew by 27.6% compared to the same period of the previous year, showing an improvement of consumption activity in the recent months. Our portfolio’s leasable area totaled 343,023 square meters during the quarter, increasing by approximately 3,000 sqm mainly due to the expansion of Alto Avellaneda mall. The occupancy was 98.6%,

Shopping Malls’ Financial Indicators
(in ARS million)

	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues from sales, leases and services	886.2	721.2	22.9%	2,695.7	2,216.5	21.6%
Net gain from fair value adjustment on investment properties	-18.1	-316.0	94.3%	9,023.3	1,381.8	553.0%
Profit from operations	631.8	272.6	131.8%	11,042.2	3,080.1	258.5%
Depreciation and amortization	8.7	3.1	180.6%	21.1	16.2	30.2%
EBITDA(1)	640.5	275.8	132.2%	11,063.3	3,096.4	257.3%
Adjusted EBITDA(1)	658.6	591.8	11.3%	2,040.0	1,714.6	19.0%
NOI(2)	767.1	659.3	16.4%	2,309.3	1,927.8	19.8%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

1

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

Shopping Malls’ Operating Indicators
(in ARS million, except as indicated)

	IIIQ 18	IIQ 18	IQ 18	IVQ 17	IIIQ 17
Gross leasable area (sqm)	343,023	340,111	339,080	341,289	340,391
Tenants’ sales (3 month cumulative)	9,358.0	12,031.0	9,777.7	9,306.4	7,331.7
Occupancy	98.6%	99.1%	98.8%	98.6%	98.0%

Revenues from this segment grew 21.6% during this nine-month period, whereas adjusted EBITDA, which excludes the impact of changes in the fair value of investment properties, reached ARS 2,040.0 million (+19.0% compared to the same period of 2017). The Adjusted EBITDA margin was 75.7%.

Operating data of our Shopping malls

Shopping mall	Date of Acquisition / Development	Gross Leasable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)
Alto Palermo	Dec-97	18,637	136	100.0%	100.0%
Abasto Shopping(3)	Nov-99	36,795	171	100.0%	99.0%
Alto Avellaneda	Dec-97	38,363	131	100.0%	99.7%
Alcorta Shopping	Jun-97	15,746	114	100.0%	98.8%
Patio Bullrich	Oct-98	11,396	87	100.0%	97.7%
Buenos Aires Design	Nov-97	13,735	62	53.7%	99.7%
Dot Baires Shopping	May-09	49,407	157	80.0%	99.6%
Soleil	Jul-10	15,214	79	100.0%	100.0%
Distrito Arcos	Dec-14	14,169	69	90.0%	100.0%
Alto Noa Shopping	Mar-95	19,059	90	100.0%	99.8%
Alto Rosario Shopping(4)	Nov-04	32,207	141	100.0%	98.9%
Mendoza Plaza Shopping	Dec-94	42,867	141	100.0%	96.0%
Córdoba Shopping	Dec-06	15,439	105	100.0%	98.4%
La Ribera Shopping(5)	Aug-11	10,530	68	50.0%	94.9%
Alto Comahue	Mar-15	9,459	100	99.1%	94.1%
Patio Olmos(6)	Sep-07
Total		343,023	1,651		98.6%
(1)
Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2)
Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3)
Excludes Museo de los Niños (3,732 square meters).
(4)
Excludes Museo de los Niños (1,261 square meters).
(5)
Through our joint venture Nuevo Puerto Santa Fe S.A.
(6)
IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

2

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

Cumulative tenants’ sales as of March 31
(per Shopping Mall, in ARS million)
Shopping mall	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Alto Palermo	1,056.2	832.5	26.9%	3,632.9	3,040.5	19.5%
Abasto Shopping	1,239.4	981.5	26.3%	4,130.4	3,405.5	21.3%
Alto Avellaneda	1,179.8	927.5	27.2%	3,906.6	3,172.5	23.1%
Alcorta Shopping	569.0	440.5	29.2%	1,986.9	1,636.5	21.4%
Patio Bullrich	319.1	248.0	28.7%	1,102.0	904.5	21.8%
Buenos Aires Design	181.1	127.0	42.6%	523.8	396.5	32.1%
Dot Baires Shopping	1,010.4	798.0	26.6%	3,396.5	2,758.0	23.2%
Soleil	473.6	367.0	29.0%	1,615.2	1,220.0	32.4%
Distrito Arcos	375.2	298.0	25.9%	1,342.4	1,038.0	29.3%
Alto Noa Shopping	486.9	378.0	28.8%	1,454.9	1,175.0	23.8%
Alto Rosario Shopping	859.3	693.0	24.0%	2,867.9	2,319.0	23.7%
Mendoza Plaza Shopping	790.9	619.0	27.8%	2,481.6	1,974.0	25.7%
Córdoba Shopping	295.5	247.0	19.6%	1,031.7	854.0	20.8%
La Ribera Shopping(1)	231.6	176.0	31.6%	751.7	555.0	35.4%
Alto Comahue	290.0	198.0	46.5%	934.1	684.0	36.6%
Total	9,358.0	7,331.0	27.6%	31,158.6	25,133.0	24.0%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of March 31
(per Type of Business, in ARS million)
Type of Business	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Anchor Store	533.0	383.5	39.0%	1,770.4	1,329.0	33.2%
Clothes and Footwear	4,497.9	3,586.5	25.4%	16,156.9	13,333.0	21.2%
Entertainment	335.3	322.5	4.0%	987.0	868.0	13.7%
Home	288.5	227.5	26.8%	878.9	699.0	25.7%
Restaurant	1,178.1	915.0	28.8%	3,519.7	2,687.0	31.0%
Miscellaneous	1,191.1	904.0	31.8%	3,778.3	3,026.0	24.9%
Services	110.9	60.0	84.8%	324.9	168.0	93.4%
Electronic appliances	1,223.2	932.0	31.2%	3,742.5	3,023.0	23.8%
Total	9,358.0	7,331.0	27.6%	31,158.6	25,133.0	24.0%

Revenues from cumulative leases as of March 31
(Breakdown in ARS million)
	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Base rent (1)	558.3	408.1	36.8%	1,532.1	1,193.9	28.3%
Percentage rent	127.1	96.1	32.2%	545.6	478.9	13.9%
Total rent	685.4	504.2	35.9%	2,077.7	1,672.8	24.2%
Admission rights	96.6	68.4	41.3%	247.1	194.0	27.4%
Fees	14.6	11.7	24.4%	42.9	34.3	24.8%
Parking	53.1	45.9	15.8%	172.2	140.9	22.2%
Commissions	13.4	37.0	-63.8%	82.7	82.0	0.8%
Revenues from non-traditional advertising	20.7	12.5	65.5%	65.0	44.8	45.1%
Others	2.4	41.5	-94.2%	8.2	47.7	-82.8%
Revenues from sales, leases and services	886.2	721.2	22.9%	2,695.7	2,216.5	21.6%
(1)
As of 03/31/2018 includes revenues from stands of ARS 185 million.

3

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

III. Offices

The A+ office market in the City of Buenos Aires remains robust. The price of Premium commercial spaces stood at USD 5,000 per square meter while rental prices increased slightly as compared to the previous year, averaging USD 32 per square meter for the A+ segment, and vacancy remains stable at 4.09% as of March 2018.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 27 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

4

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

During the nine months of fiscal year 2018, revenues from the offices segment increased 18.1% as compared to the same period of 2017. Adjusted EBITDA from this segment reached ARS 275.1 million, which represents an increase of 19.6% compared to the previous year. The Adjusted EBITDA margin from the offices segment reached 78.4%.

in ARS Million	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues from sales, leases and services	123.6	99.9	23.7%	350.9	297.2	18.1%
Net gain from fair value adjustment on investment properties	603.5	159.0	279.6%	1,414.5	688.4	105.5%
Profit from operations	690.9	236.8	191.8%	1,682.5	912.3	84.4%
Depreciation and amortization	3.4	2.2	54.5%	7.2	6.1	18.0%
EBITDA(1)	694.3	239.0	190.5%	1,689.6	918.4	84.0%
Adjusted EBITDA (1)	90.8	80.1	13.4%	275.1	230.1	19.6%
NOI(2)	104.0	85.6	21.5%	303.7	255.1	19.1%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

	IIIQ 18	IIQ 18	IQ 18	IVQ 17	IIIQ 17
Leasable area	84,362	84,362	84,362	84,362	77,252
Occupancy	91.0%	93.6%	96.7%	96.7%	97.8%
Rent ARS/sqm	533	497	456	428	402
Rent USD/sqm	26.5	26.5	26.3	25.8	25.8

Gross leasable area during the third quarter of 2018 was 84,362 sqm, as well as the last quarter. Portfolio average occupancy diminished at 91.0%, due to the takeover in January 2018 of the total sqm in Philips Building, that has 68% occupancy. The average rental price remains at USD 26.5 per sqm.

Below is information on our offices and other lease properties segment as of March 31, 2018.
 (In ARS thousand)
	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA Propiedades Comerciales’ Effective Interest
Offices
Edificio República	12/22/2014	19,885	94%	100%
Torre BankBoston (Della Paolera)	12/22/2014	14,873	86%	100%
Intercontinental Plaza	12/22/2014	3,876	100%	100%
Bouchard 710	12/22/2014	15,014	100%	100%
Suipacha 652/64	12/22/2014	11,465	86%	100%
Dot Building	11/28/2006	11,242	100%	80%
Philipss Building	06/05/2017	8,007	68%	100%
Subtotal Offices		84,362	91%	N/A
Other Properties
Ex - Nobleza Piccardo(4)	05/31/11	109,610	89%	50%
Other Properties (3)	N/A	12,941	39%	N/A
Subtotal Other Properties		122,551	83%	N/A
TOTAL OFFICES AND OTHERS		206,913	88%	N/A
(1)
Gross leasable area for each property as of 03/31/18. Excludes common areas and parking.
(2)
Calculated dividing occupied square meters by leasable area as of 03/31/18.
(3)
It includes the following properties: Ferro, Dot Adjoining Lot, Anchorena 665, Chanta IV and Intercontinental Lot.
(4)
Through Quality Invest S.A.

5

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

IV. Sales & Developments and Others

The segment “Others” includes the Fair, Convention Center and Entertainment activities through the indirect stake in La Rural S.A. and La Arena S.A and the interest held in Tarshop and Avenida Inc.

(in ARS million)
	Sales and Developments			Others
in ARS Million	9M 18	9M 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	63.7	3.7	1,621.6%	1.3	0.6	116.7%
Net gain from fair value adjustment on investment properties	243.7	42.7	470.7%	-	-	-
Net gain realized from fair value adjustment on investment properties	-	39.8	-100.0%	-	-	-
Profit from operations	250.1	6.9	3,524.6%	-28.1	49.1	-
Depreciation and amortization	1.0	0.5	100.0%	-	-	-
EBITDA(1)	251.1	7.4	3,293.2%	-28.1	49.1	-
Adjusted EBITDA(1)	7.4	4.5	64.4%	-28.1	49.1	-
NOI(2)	35.7	27.5	29.8%	-37.1	-2.1	-1,666.7%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from the Sales and Development segment during the nine months of 2018 increased significantly with respect to the same period of the previous year due to the sale of 30 department units and 13 parking spaces of the Astor Beruti residential tower in consideration for the exchange made with TGLT. Adjusted EBITDA from the Sales and Developments segment reached ARS 7.4 million during the nine-months period of fiscal year 2018, compared to ARS 4.5 million during the same period of fiscal year 2017. Adjusted EBITDA from “Others” segment during the nine-months period of 2018 registered a loss of ARS 28.1 million due to higher costs associated to the recent acquisition of DirecTv Arena compared to a gain of ARS 49.1 million in 9M 17 mainly explained by the realized gain registered in IIQ 17 for the additional purchase of 20% of Entertainment Holdings S.A. whose share, passing to be a controlled company, was revalued at fair value.

V. CAPEX 2018

6

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

Alto Palermo Expansion
The expansion project of Alto Palermo shopping mall will add a gross leasable area of approximately 4,000 square meters to the shopping mall with the highest sales per square meter in our portfolio and it consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Demolition was completed in Fiscal Year 2017, and the expansion works are estimated to start during this fiscal year 2018.

First Stage of Polo Dot
The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping mall, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of gross leasable area. At a first stage, we will develop an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for almost all the footage. As of March 31, 2018, degree of progress was 61%. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leasable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and high occupancy.

Catalinas Building
The building to be constructed will have 35,000 square meters of gross leasable area consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 16,000 square meters consisting of 14 floors and 142 parking spaces in the building project. Construction works started during the second quarter of FY2017, and are expected to be opened during FY2020. As of March 31, 2018, work progress was 10.8%.

Other Projects
During 4Q18 and the next fiscal year 2019, we will work in construction progress of 2,200 sqm for 6 cinema screens in Alto Comahue mall, a Zara store of 2,400 sqm in Alto Rosario shopping mall and a Sodimac store of 12,800 sqm in Mendoza Plaza Shopping.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Segment Income Statement but not in the Income Statement.

For the nine-months period ended March 31, 2018
(stated in ARS million)

Item	Income by Segment	Expenses and Collective Promotion Fund Adjustment	Joint ventures (1)	Income statement
Revenues	3,112	1,274	-31	4,355
Costs	-324	-1,295	14	-1,605
Gross profit	2,788	-21	-17	2,750
Net gain from fair value adjustment on investment properties	10,682	-	-206	10,476
General and administrative expenses	-292	-	2	-290
Selling expenses	-205	-	3	-203
Other operating results, net	-25	-	3	-23
Profit from operations	12,947	-21	-2165	12,710
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

7

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

VII. Consolidated Financial Debt

As of March 31, 2018, IRSA Propiedades Comerciales S.A. had a net debt of USD 205.2 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Currency	Amount (US$ MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	3.9	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-323
IRCP NCN Class IV	USD	140.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		538.9
Cash & Cash Equivalents + Investments (2)		333.7
Consolidated Net Debt		205.2
(1)
Principal amount at an exchange rate of ARS 20.149, without considering accrued interest or eliminations of balances with subsidiaries. Includes joint ventures.
(2)
Includes Cash and cash equivalents + Investments in Current Financial Assets and our holding in TGLT's convertible Notes.

On February 16, 2018, Panamerican Mall SA, controlled 80% by IRSA Propiedades Comerciales SA and owner of Dot Baires Shopping, the Dot building and neighboring reserves in the Polo Dot commercial complex, took out a loan with a non-related banking entity, for the sum of USD 35.0 million at 5.2365% due 2023. The funds will be used mainly for the completion of the construction work of the Polo Dot 1º stage office building.

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in common share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment. See “Exchange Rates”.

8

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
2017	770,000,000	-	6.1000(*)
2018	680,000,000	-	5,3962

(*) In FY17 the par value of IRCP’s shares changed from Ps. 0.10 to Ps. 1 per share.

IX. Material Events for the period and subsequent Events

February 2018: DirecTV Arena Acquisition

Ogden Argentina SA ('OASA'), which is indirectly controlled by IRSA CP in a 70%, has acquired a 60% stake of 'La Arena SA'. which developed and operates the stadium known as 'DIRECTV ARENA', located at kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

DIRECTV Arena is an indoor stadium with unique features intended for the performance of top-level international events, including sporting and others. The price set for the transaction amounted to USD 4.2 million. In this way, IRSA CP continues to expand, through OASA, which also owns a stake in La Rural S.A. and in the new Convention Center of the City of Buenos Aires, its exposure to the activity of fair events and entertainment, which could generate synergies with the business of shopping centers.

March 2018: Acquisition of a land plot in La Plata

On March 22, 2018 the Company has acquired, directly and indirectly, 100% of a plot of land of 78,000 sqm of surface in the town of La Plata, province of Buenos Aires. The operation was made through the purchase of 100% of the shares of the company Entertainment Center La Plata SA ('CELAP'), owner of 61.85% of the property and the direct purchase of the remaining 38.15% to non-related third parties.

The price of the operation was set at the amount of US$ 7,5 million which have been fully paid. The purpose of this acquisition is the future development of a mixed-use project, given that the property has characteristics for a commercial development in a high potential district.

Abril 2018: ERSA Judicial Intervention

On April 12, 2018 Emprendimiento Recoleta SA ('ERSA'), a company controlled by IRSA CP, has been notified by the National Criminal and Correctional Federal Court No. 1, Secretary No. 2 in charge of Judge María Romilda Servini in the framework of the case entitled 'Blaksley Enrique and others over infraction art. 303' of the judicial intervention of Emprendimiento Recoleta S.A. and another thirty-nine companies not related to IRSA CP for a period of six months, ordering the designation of collectors and informants declaring its general inhibition of assets.

9

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

ERSA is a limited company whose main activity is the exploitation of the concession of Buenos Aires Design shopping mall, located in the city of Buenos Aires, controlled by 53.68% by IRSA CP, while the remaining minority stake corresponds to Hope Funds SA, a Company related to the defendant Blaksley Enrique, acquired from a third party on June 30, 2009, transaction in which IRSA CP did not have any participation.

In the face of the measure adopted by the court in question, ERSA will present immediately an appeal to the measure in order to protect the interests of ERSA and IRSA CP in its capacity as controlling shareholder since both companies are completely unrelated to the facts investigated and the only relationship with Hope Funds SA and the defendants is the one mentioned in the previous paragraph.

It should be noted that on November 18, 2018 expires the term of the concession regarding the property in which Buenos Aires Design is located, subscribed with the Government of the City of Buenos Aires.

X. Summary Comparative Consolidated Balance Sheet
(in ARS million)
	03.31.2018	03.31.2017
Non-current assets	49,773	36,250
Current assets	8,464	4,243
Total assets	58,237	40,493
Capital and reserves attributable to the equity holders of the parent	33,306	21,553
Non-controlling interest	1,235	893
Total shareholders’ equity	34,541	22,446
Non-current liabilities	21,872	16,611
Current liabilities	1,825	1,436
Total liabilities	23,697	18,047
Total liabilities and shareholders’ equity	58,237	40,493

XI. Summary Comparative Consolidated Income Statement
(in ARS million)
	03.31.2018	03.31.2017
Profit from operations	12,710	3,797
Share of profit of associates and joint ventures	246	200
Profit from operation before financing and taxation	12,956	3,996
Financial income	315	178
Financial cost	-2,441	-685
Other financial results	1,012	126
Financial results, net	-1,114	-381
Profit before income tax	11,842	3,615
Income tax	347	-1,161
Profit for the period	12,189	2,454
Total comprehensive income for the period	12,189	2,454

Attributable to:
Equity holders of the parent	11,841	2,359
Non-controlling interest	348	96

10

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

XII. Summary Comparative Consolidated Cash Flow
(in ARS million)
	03.31.2018	03.31.2017
Net cash generated from operating activities	2,381	1,848
Net cash (used in) / generated from investing activities	-2,720	740
Net cash generated from / (used in) financing activities	1,777	-1,008
Net increase in cash and cash equivalents	1,438	1,580
Cash and cash equivalents at beginning of year	1,808	33
Foreign exchange gain on cash and fair value results of cash equivalent	62	-1
Cash and cash equivalents at period-end	3,308	1,612

XIII.
Comparative Ratios
(in ARS million)
	03.31.2018		03.31.2017
Liquidity
CURRENT ASSETS	8,464	4.64	4,243	2.95
CURRENT LIABILITIES	1,825		1,436
Indebtedness
TOTAL LIABILITIES	23,697	0.71	18,047	0.84
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	33,306		21,553
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	33,306	1.41	21,553	1.19
TOTAL LIABILITIES	23,697		18,047
Capital Assets
NON-CURRENT ASSETS	49,773	0.85	36,250	0.90
TOTAL ASSETS	58,237		40,493

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results due to the revaluation of the fair value of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present BITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

11

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

For the nine-month period ended March 31 (in ARS million)
	2018	2017
Profit for the period	12,189	2,454
Interest income	-158	-146
Interest expense	619	493
Capitalized financial costs	-13	-
Income tax expense	-347	1,161
Depreciation and amortization	34	21
EBITDA (unaudited)	12,324	3,983
Unrealized gain from fair value of investment properties	-10,476	-1,889
Share of profit of associates and joint ventures	-246	-200
Dividends earned	-13	-9
Foreign exchange differences, net	1,610	115
(Gain) from derivative financial instruments	-58	-86
Fair value gains of financial assets and liabilities at fair value through profit or loss	-954	-40
Other financial costs	81	55
Adjusted EBITDA (unaudited)	2,268	1,929
Adjusted EBITDA Margin (unaudited)(1)	73.61%	77.35%
(1)        Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI” which we define as gross profit from operations minus (i) selling expenses plus (ii) net realized gain on changes in fair value of investment properties and plus (iii) depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2018	2017
Gross profit	2,750	2,247
Selling expenses	-203	-169
Net realized gain on changes in fair value of investment property	-	40
Depreciation and amortization	34	21
NOI (unaudited)	2,581	2,139

12

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus (iii) total financial results, net excluding Financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss, Other financial results net), plus (iv) deferred income tax and minus (v) non-controlling interest.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2018	2017
Total profit for the year	12,189	2,454
Net gain from fair value adjustments of investment properties	-10,476	-1,929
Depreciation and amortization	34	21
Foreign exchange differences, net	1,610	115
Gain from derivative financial instruments	-58	-86
Fair value gains of financial assets and liabilities at fair value through profit or loss	-954	-40
Dividends earned	-13	-9
Other financial costs	81	55
Deferred income tax	-540	612
Non-controlling interest	-348	-96
Adjusted FFO (unaudited)	1,525	1,097

13

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

XVII. Brief comment on prospects for the next fiscal quarter

Prospects for fiscal year 2018 are positive, in light of the rebound in economic activity and consumption. Tenant sales in our shopping malls have shown better performance during the 3rd quarter of FY 2018 and we hope to continue growing during the 4th quarter of the year in terms of sales and visitors in our shopping malls as well as adding the best new tenants in our office spaces maintaining optimum occupancy levels.

During the last quarter of the fiscal year 2018 and the next fiscal year 2019, we expect to concrete certain acquisitions of new lands, as the one recently acquired in the district of La Plata in Buenos Aires province or existing commercial properties, and we plan to make progress in the commercial developments already launched, including the 4,000 sqm expansion of our Alto Palermo shopping mall, the development of the 32,000 sqm office building in the commercial complex adjoining our Dot Baires shopping mall, and the “Catalinas” building in Buenos Aires, in which we own 16,012 sqm. In addition, we expect to finish the expansion works in some of our shopping malls for approximately 18,000 of GLA. We will build 2,200 sqm to add 6 cinema screens in Alto Comahue, a large store of 3,000 sqm in Alto Rosario shopping mall and a 12,700 sqm Sodimac store in Mendoza Plaza Shopping. In addition, we will continue working on optimizing the performance of our current properties through improvements that allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and tenants alike.

We will continue to promote marketing actions, events and targeted promotions at our shopping malls to attract consumers, through the joint endeavors of the Company, the retailers and the credit card issuer banks, as these actions have proved to be highly effective and are welcomed by the public.

We expect that in the last quarter of FY 2018 and during FY 2019 IRSA Propiedades Comerciales will continue to consolidate itself as the leading commercial real estate company in Argentina. With more than 400,000 sqm of Gross Leasable Area distributed among the best shopping malls and offices in the country, our potentialto build approximately 475,000 sqm, including expansion projects and new commercial developments, our low indebtedness level and long track record in accessing the capital markets, we believe that we are in a sound position to leverage on the various opportunities that may arise in Argentina in the future.

14

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2018

XVIII. Appendix

Argentine Tax reform: Main impacts

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1st, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1st, 2020, inclusive.

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law No. 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. At the date of presentation of these financial statements, many aspects are pending regulation by the National Executive Power.

15